Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Current assets	3,081,590	2,699,996
Non-current assets	10,788,380	10,851,190

Total assets	13,869,970	13,551,186

Liabilities	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Current liabilities	1,515,526	1,425,287
Non-current liabilities	5,317,274	5,160,140
Non-parent participation	67,185	74,437
Net equity attributable to parent company	6,969,985	6,891,322

Total net equity and liabilities	13,869,970	13,551,186

As of June 30, 2013, total assets increased US$319 million compared to December 31, 2012, equivalent to 2.35% of variation. This deviation is mainly attributable to an increase in the balance of cash and cash equivalents and inventories, offset by a decrease in non-financial assets (in 2012, compensation was received for fire insurance in Nueva Aldea) and tax assets.

Moreover, liabilities increased US$247 million mainly attributable to an increase in financial Liabilities and Non-Financial Liabilities brought about by increasing the provision of minimum dividends (interim dividend recognition for the period 2013).

The main financial and operating indicators relating to balance are as follows:

Liquidity ratios	06-30-2013	12-31-2012
Current Liquidity (current assets / current liabilities )	2.03	1.89
Acid ratio (( current assets-inventories, biological assets) / Current liabilities )	1.28	1.14

Debt indicators	06-30-2013	12-31-2012
Debt to equity ratio (total liabilities / equity)	0.97	0.95
Short-term debt to total debt (current liabilities / total liabilities)	0.22	0.22
Long-term debt to total debt (non-current liabilities / total liabilities)	0.78	0.78

	06-30-2013	06-30-2012
Financial expenses coverage ratio (earnings before Taxes + interest expense / interest expense)	3.74	2.25

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	06-30-2013	12-31-2012
Inventory turnover-times (cost of sales / inventories + current biological assets))	3.16	2.94
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.19	3.91
Inventory permanence-days (Inventories + biological assets)) /cost of sales)	113.93	122.63
Inventory permanence (excluding biological assets) (inventory / cost of sales)	85.87	92.09

The ratio current liquidity and the acid-test ratio are presented similarly in the period 2013 compared with exercise 2012.

As of June 30, 2013, the short-term debt represented 22% of total liabilities (22% as of December 31, 2012).

The ratio of financial expenses covered represents an increase of 2.25 to 3.74. This increase is mainly attributable to a greater proportional result for the 2013 period, compared to the same period of 2012.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$311 million compared to a profit of US$129 million in the same period of the previous year, positive variation of US$182 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	205
Other operating income	56
Distribution and administrative expenses	(88)
Other operating expenses	14
Result in related companies	19
Income (financial expenses)	(7)

Others item	(17)

Net change in income before income tax	182

Gross Margin represents a profit of U.S.$790 million, U.S.$205 million higher compared to the previous period (U.S.$585 million) caused by a proportional increase in sales volumes and an increase in sales prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06-30-2013 ThU.S$	06-30-2012 ThU.S$
Pulp	1,091,476	982,283
Sawn timber	394,862	364,626
Panels	964,784	604,222
Forestry	73,392	79,690
Other	16,455	16,341

Total revenues	2,540,969	2,047,162

Sales costs	06-30-2013 ThU.S$	06-30-2012 ThU.S$
Wood	427,534	413,433
Forestry work	306,068	287,012
Depreciation	134,841	107,600
Other costs	882,172	653,912

Total sales costs	1,750,615	1,461,957

Profitability index	06-30-2013	12-31-2012
Profitability on equity	7.31	2.01
Profitability on assets	3.73	1.08
Return on operating assets	4.37	1.76

Profitability ratios	06-30-2013	06-30-2012
Income per share (U.S.$) (1)	2,11	1,00
Income after tax (ThU.S.$) (2)	256,028	115,514
Gross margin (ThU.S.$)	790,354	585,205
Financial costs (ThU.S.$)	(113,493)	(103,388)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	06-30-2013 ThU.S$	06-30-2012 ThU.S$
Gain (loss)	256.0	115.5
Finance cost	113.5	103.41
Financial Income	(12.1)	(8.9)
Expenses for income tax	54.6	13.4
EBIT	412.0	223.4
Depreciation and amortization	143.5	115.7
EBITDA	555.5	339.1
Cost at fair value of the harvest	155.3	152.4
Gain from changes in fair value of biological assets	(136.6)	(77.4)
Exchange difference	7.8	6.2
Adjusted EBITDA	582.0	420.3

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Pulp sales reached US$ 590.7 million (including energy sales) for the second quarter of 2013, an increase of 17.9% compared to the previous quarter. This increase was mainly due to higher sales volume of 10.6% and higher average prices of 3.9%.

When compared with the same period of 2012, pulp sales increased 16.4%, mainly due to higher average prices of 1.2%, higher sales volume of 10.3% and higher energy sales.

Pulp prices remained stable during the second quarter. There were small increases at the beginning of the quarter following the momentum of the first quarter, and afterwards some small adjustments as usual in the market during this season. Two months before the summer in the Northen Hemisphere and part of the summer are usually months with low consumption and it is normal to see prices under pressure, however, the average price during the quarter had little variation. By region, prices have also been stable with the normal range of price differentials among markets. Latin America has had prices higher than the world average and Europe with lower prices but similar to those of Asia.

Inventories have also remained stable without large variations. During the first two months of the quarter global inventory levels dropped in 1 day with respect to the end of the first quarter and increased in 1 day with respect to the same period of 2012. In the last case there was a 4 day increase in short fiber and a 3 day drop in long fiber, mainly caused by new capacity entering the market, operating at high rates according to its learning curve.

Paper consumption in Europe continues falling at important rates, which affects demand for pulp. Few production lines of paper operate at 100% of capacity and it is common to see lines that stop for a few days or even weeks each month. Towards the beginning of the European summer this trend increased. In printing and writing paper there was a drop in consumption of about 10% but prices have remained stable. Between March and June there was 1.5% increase in long fiber and without variation in short fiber. The supply in short fiber is increasing from Brazil and may start to have pressure in short fiber.

The Chinese government is adopting actions to increase internal consumption but this is mainly focused to less developed regions, small businesses and to the interior of the country, West of China. For example, VAT was eliminated for small firms with revenues less than 2 million yuans (approximately US$ 32,000). Only this year 5,200 kilometers of rapid train lines were created and other similar kinds of measures were taken, but at the same time being careful with inflation levels which is a very important matter to the government.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

However, the Chinese demand was not very active, which is consequent with the adjustment in the economic growth that the country is facing and credit constraints imposed by the government on local banks, that have been slightly eased in the past weeks. Pulp imports were higher than those of the first quarter, especially in short fiber, recovering to normal levels. In long fiber pulp imports were 5.93% lower than the same period of 2012 (first quarter was 13.22% lower), and in short fiber there was a 17.59% increase (the first quarter suffered a 13.53% drop). In terms of prices, these did not suffer any variation between the end of the first and end of the second quarters.

Latin America continued with an active and stable demand. Prices maintained at high levels and with increases of 1.3% and 2.9% in long fiber and short fiber, respectively. The Middle East was active but with a lot of spot supply towards the end of the second quarter, putting pressure for prices to fall.

The fluff market has been tougher globally because of new capacity added to the market without significant increases in demand. Price increases have not been successful in all markets, especially in Asia.

Production levels during the second quarter were good and according to planned levels. Sales and production targets were met, and during May and June we were able to recover the invoicing levels lost during March and April as a result of port strikes in Chile.

Sawn Timber Division

Our Sawn Timber division had total sales of US$ 208.0 million for the second quarter of 2013, representing an 11.4% increase compared to the previous quarter. This increase was mainly due to higher sales volume of 6.5% and higher average prices of 3.8%.

When compared with the same period of 2012, sawn timber and remanufactured wood products sales increased 18.4%, mainly due to higher sales volume of 12.6% and by new energy sales (Viñales Co-generation Plant) that started at the end of the second quarter of 2012. This was partially offset by a lower average price of 0.4%.

The real estate and construction markets in the United States has experienced a slight decline in the second quarter compared to the first quarter of this year, however it continues to advance over the previous year. The Housing Starts Index reached 836,000 units in June, 10.4% higher than last year in June. Current constructions levels remain lower compared to the last 10 years average. In the United States, during the second quarter of 2013, the retail price of moldings increased compared to the first quarter.

During the second quarter of this year, the solid wood markets continue with a positive trend in terms of volumes and prices. Sales orders have been increased and, as well as we see, prices have increased in most of the markets.

Panels Division

Panel’s sales reached US$ 514.9 million in the second quarter of this year, an increase of 14.4% when compared to the US$ 449.9 million obtained in the first quarter of the year. This increase is mainly explained by an increase in sales volume of 11.7% and by higher average prices of 3.3%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The panels business closed its second quarter of the year with an increase in its year to date sales of 59.7% respect to the same period of 2012. This increase corresponds to sales of Flakeboard in North America, from its operating units in The USA and Canada.

During the second quarter of the year, sales volume had an increase of 12% compared to the previous quarter of 2013. However, year to date sales had a 64.2% increase with respect to the same period of 2012.

During the second quarter, Plywood sales had a 3% rise with respect to the first quarter of the year and a 12% drop with respect to the same period of 2012. This drop is mainly explained by the port strikes that occurred in the end of April and beginning of May.

In the case of MDF, sales volume had an 11% increase compared to the previous quarter and a 74% increase with respect to the second quarter of 2012. This increase in sales is influenced by the increase in our supply coming from the North American operating units and due to the new MDF line at the Jaguariaiva mill, located in Brazil.

Particleboard sales volume increased 8.2% compared to the first quarter of 2013, mainly due to the new volume produced by our new Teno mill. Compared to the same quarter of 2012, particleboard sales volume increased 161%. This increase is mainly explained by the new volume coming from our operations in USA and Canada.

During the second quarter of 2013, sales volume of HB showed a 21.5% increase compared to the previous quarter of the year, mainly due to a plant stoppage during the first quarter of the year. When compared to the second quarter of 2012, HB volume sales increased 10%, mainly explained by higher stock sales shipped to Peru and non-traditional markets of HB such as Asia and U.K.

4. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	06-30-2013 ThU.S.$	06-30-2012 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	385,987	191,866
Cash flow from financing activities:
Loan and bond payments	256,018	638.215
Dividend payments	(65,293)	(172,023)
Others	(2,513)	109
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	(22,563)	(153,719)
Incorporation and sale of property, plant and equipment	(164,870)	(272,379)
Incorporation and sale of biological assets	(57,582)	(47,623)
Loan to related companies (net)	11,200	(34,000)
Dividends received	15,319	2,128

Others	8,062	2,084

Positive Net cash flow (negative)	363,765	154,658

The operating cash flow has a positive balance of U.S.$188 million in the current year, with differences with respect to the previous year (positive balance of U.S. $466 million) mainly due to bond issues in the year 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

In relation to the flow of investment, the current financial year decreased U.S.$210 million (U.S.$503 million in 2012), mainly due to lower capital investments and lower payments for acquisition of property, plant and equipment.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2013, a ratio of fixed rate debt to total consolidated debt of approximately 82.3%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements June 30, 2013, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	746,390	395,716
Other current financial assets	23	1,375	1,012
Other current non-financial assets	25	193,652	207,889
Trade and other current receivables	23	809,220	825,869
Accounts receivable from related companies	13	124,879	130,423
Current Inventories	3	854,437	815,782
Current biological assets	20	293,207	252,744
Current tax assets		45,339	56,951
Total Current Assets other than assets or disposal groups classified as held for sale		3,068,499	2,686,386
Non-Current Assets or disposal groups classified as held for sale	22	13,091	13,610
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		13,091	13,610
Total Current Assets		3,081,590	2,699,996
Non-Current Assets
Other non-current financial assets	23	54,862	61,350
Other non-current non-financial assets	25	125,190	125,254
Trade and other non-current receivables	23	5,382	11,877
Investments accounted for using equity method	15-16	1,054,011	1,048,463
Intangible assets other than goodwill	19	21,647	22,311
Goodwill	17	54,406	58,645
Property, plant and equipment	7	5,898,697	5,889,137
Non-current biological assets	20	3,431,219	3,473,442
Deferred tax assets	6	142,966	160,711
Total non-Current Assets		10,788,380	10,851,190
Total Assets		13,869,970	13,551,186

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	853,471	808,614
Trade and other current payables	23	495,939	490,191
Accounts payable to related companies	13	9,436	9,168
Other current provisions	18	8,790	8,875
Current tax liabilities		2,746	12,264
Current provisions for employee benefits	10	3,739	3,945
Other current non-financial liabilities	25	141,405	92,230
Total Current Liabilities		1,515,526	1,425,287
Non-Current Liabilities
Other non-current financial liabilities	23	3,785,419	3,606,310
Other non-current provisions	18	19,389	13,281
Deferred tax liabilities	6	1,387,884	1,395,654
Non-current provisions for employee benefits	10	41,065	43,491
Other non-current non-financial liabilities	25	83,517	101,404
Total non - current liabilities		5,317,274	5,160,140
Total liabilities		6,832,800	6,585,427
Equity
Issued capital		353,176	353,176
Retained earnings		6,907,689	6,754,725
Other reserves		(290,880)	-216,579
Equity attributable to parent company		6,969,985	6,891,322
Non-controlling interests		67,185	74,437
Total equity		7,037,170	6,965,759
Total equity and liabilities		13,869,970	13,551,186

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-June		April-June
		2013	2012	2013	2012
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income Statement
Revenue	9	2,540,969	2,047,162	1,358,665	1,036,733
Cost of sales	2	(1,750,615)	(1,461,957)	(904,254)	(737,371)
Gross profit		790,354	585,205	454,411	299,362
Other income	2	175,969	119,432	101,333	58,444
Distribution costs	2	(258,837)	(213,925)	(151,366)	(108,628)
Administrative expenses	2	(264,383)	(221,516)	(134,806)	(118,693)
Other expense	2	(33,503)	(47,299)	(17,286)	(13,162)
Other gains (losses)	14	0	16,263	0	16,263
Profit (loss) from operating activities		409,600	238,160	252,286	133,586
Finance income	2	12,092	8,900	6,566	4,366
Finance costs	2	(113,493)	(103,388)	(57,536)	(45,306)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	10,303	(8,577)	6,018	(8,148)
Exchange rate differences		(7,843)	(6,170)	(5,814)	(16,963)
Income before income tax		310,659	128,925	201,520	67,535
Income Tax	6	(54,631)	(13,411)	(39,007)	(4,083)
Profit (loss) from continuing operations		256,028	115,514	162,513	63,452
Profit (loss) from discontinued operations
Net Income		256,028	115,514	162,513	63,452

Net income attributable to
Net income attributable to parent company		239,237	113,566	150,015	62,141
Income attributable to non-controlling interests		16,791	1,948	12,498	1,311
Profit (loss)		256,028	115,514	162,513	63,452

Basic earnings per share
Earnings per share from continuing operations		0.0021143	0.0010037	0.0013258	0.0005492

Basic earnings per share		0.0021143	0.0010037	0.0013258	0.0005492

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0021143	0.0010037	0.0013258	0.0005492

Basic earnings per diluted share		0.0021143	0.0010037	0.0013258	0.0005492

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-June		April-June
		2013	2012	2013	2012
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit (loss)		256,028	115,514	162,513	63,452
Components of other comprehensive income, before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(107,122)	(91,637)	(123,611)	(130,111)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	30,075	(6,302)	27,214	(4,215)
Share of other comprehensive income of associates and joint ventures accounted for using equity method		1,901	200	2,436	(2,861)
Other comprehensive income, net of tax		(75,146)	(97,739)	(93,961)	(137,187)
Income tax relating to cash flow hedges of other comprehensive income	6-23	(1,376)	1,522	(804)	424
Other comprehensive income		(76,522)	(96,217)	(94,765)	(136,763)
Total comprehensive income		179,506	19,297	67,748	(73,311)

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		164,936	20,366	58,034	(70,331)
Comprehensive income, attributable to non-controlling interests		14,570	(1,069)	9,714	(2,980)
Total comprehensive income		179,506	19,297	67,748	(73,311)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2013	353,176	(169,377)	(45,110)	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Restated Opening Balance	353,176	(169,377)	(45,110)	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Comprehensive income
Net income						239,237	239,237	16,791	256,028
Other comprehensive income, net of tax		(104,901)	28,699	1,901	(74,301)		(74,301)	(2,221)	(76,522)
Comprehensive income		(104,901)	28,699	1,901	(74,301)	239,237	164,936	14,570	179,506
Dividends						(86,273)	(86,273)		(86,273)
Increase (decrease) for transfer and other changes								(21,822)	(21,822)
Total Changes in equity	0	(104,901)	28,699	1,901	(74,301)	152,964	78,663	(7,252)	71,411
Closing balance at 06-30-2013	353,176	(274,278)	(16,411)	(191)	(290,880)	6,907,689	6,969,985	67,185	7,037,170

06-30-2012	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Restated Opening Balance	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Comprehensive income
Net income						113,566	113,566	1,948	115,514
Other comprehensive income, net of tax		(88,620)	(4,780)	200	(93,200)		(93,200)	(3,017)	(96,217)
Comprehensive income		(88,620)	(4,780)	200	(93,200)	113,566	20,366	(1,069)	19,297
Dividends						(40,554)	(40,554)		(40,554)
Increase (decrease) for transfer and other changes								(10,015)	(10,015)
Total Changes in equity	0	(88,620)	(4,780)	200	(93,200)	73,012	(20,188)	(11,084)	(31,272)
Closing balance at 06-30-2012	353,176	(156,159)	(30,694)	(3,168)	(190,021)	6,756,264	6,919,419	79,459	6,998,878

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	06-30-2013	06-30-2012
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,758,647	2,353,193
Receipts from premiums and claims, annuities and other policy benefits	29,819	52,182
Other cash receipts from operating activities	286,161	147,415
Classes of cash payments
Payments to suppliers for goods and services	(2,193,542)	(1,931,041)
Payments to and on behalf of employees	(253,345)	(170,426)
Other cash payments from operating activities	(109,903)	(9,489)
Interest paid	(101,779)	(78,302)
Interest received	5,330	5,045
Income taxes refund (paid)	(35,566)	(176,435)
Other (outflows) inflows of cash, net	165	(276)
Net Cash flows from Operating Activities	385,987	191,866

Cash flows (used in) investing activities
Cash flow used in obtaining control of subsidiaries or other businesses	0	(63,733)
Cash flow used to contributions in associates	0	(13,490)
Other cash receipts from sales of participations in joint ventures	0	6,607
Capital contributions to joint ventures	(22,563)	(83,103)
Loans to related parties	(27,000)	(43,500)
Proceeds from sale of property, plant and equipment	13,740	5,566
Purchase of property, plant and equipment	(178,610)	(277,945)
Proceeds from sales of intangible assets	0	3,250
Purchase of intangible assets	(966)	(1,176)
Proceeds from sale of other long-term assets	691	1,450
Purchase of biological assets	(58,273)	(49,073)
Cobros procedentes del reembolso de anticipos y préstamos concedidos a terceros	5,000	0
Cash receipts from repayment of advances and loans made to related parties	33,200	9,500
Dividendos Recibidos	15,319	2,128
Other outflows of cash, net	9,028	10
Cash flows used in Investing Activities	(210,434)	(503,509)

Cash flows from (used in) Financing Activities
Total loans obtained	814,113	1,029,567
Proceeds from short-term borrowings	303,921	725,920
Loans obtained in long term	510,192	303,647
Repayments of borrowings	(558,095)	(391,352)
Dividends paid by subsidiaries or special purpose companies	(65,293)	(172,023)
Other inflows of cash, net	(2,513)	109
Cash flows from (used in) Financing Activities	188,212	466,301

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	363,765	154,658
Effect of exchange rate changes on cash and cash equivalents	(13,091)	276

Net increase (decrease) of Cash and Cash equivalents	350,674	154,934
Cash and cash equivalents, at the beginning of the period	395,716	315,901
Cash and cash equivalents, at the end of the period	746,390	470,835

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together with its subsidiaries, “Arauco”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) under No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry under No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 99.9780% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of June 30, 2013 are:

•	Consolidated Balance Sheet for the periods ended June 30, 2013 and December 31, 2012.

•	Consolidated Statements of Income for the periods of 6 and 3 months ended June 30, 2013 and 2012.

•	Consolidated Comprehensive Income Statements for the periods of 6 and 3 months ended June 30, 2013 and 2012.

•	Consolidated Statements of Changes in Net Equity for the periods of 6 months ended June 30, 2013 and 2012.

•	Consolidated Statements of Cash Flows – Direct Method for the periods of 6 months ended June 30, 2013 and 2012.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period ended at June 30, 2013.

Date of Approval of Financial Statements

These Interim consolidated financial statements were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 491 held on August 13, 2013, for the period from 1 January to 30 June 2013.

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the U.S. Dollar as its functional currency since majority of its revenues from sales of its products are from exports, while its costs of sales are to a large extent related or index to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. dollar (ThUS$).

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are consolidated, meet the requirements for classification as Special Purpose Entities. These entities are in substance controlled by Arauco, which is indicated, by the existence of exclusive contracts with Arauco for wood supply, future purchases of land and forest administration. Consequently, the financial statements of these companies are included in the consolidated financial statements of Arauco.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco presents in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying Interim consolidated financial statements as of June 30, 2013 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these Interim consolidated financial statements.

a)	Basis for presentation of financial statements

The accompanying Interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The Interim consolidated financial statements have been prepared on the historical cost basis except for biological assets, and certain financial assets and financial liabilities (including derivative instruments) that are measured at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. The estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In a business acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with a third party expert.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigations. For a description of current litigations see Note 18.

c)	Consolidation

The Interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is transferred to the group and up to the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control:

(a) power over the investee (that is, existing rights which give the ability to direct the relevant activities of the investee, that means, the activities that significantly affect the investee’s returns);

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

The IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

The IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

The profit or loss of each component of other comprehensive income are attributed to owners of the Company and the noncontrolling interest, as appropriate. Total comprehensive income is attributed to the owners of the Company and non-controlling interests even if the result of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Group’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidation and non-controlling interests is presented in the Interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The interim consolidated financial statements corresponding to the periods between January 1 and June 30, 2013 and 2012 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13 and those of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A.

Certain consolidated subsidiaries have Brazilian Reales and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 e) (ii).

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The Interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s foreign operations are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the periods in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of less than three months and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets and liabilities measured at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

(iii) Financial liabilities measured at amortized cost

Bank borrowings, debt issued (bonds) and financial liabilities of a similar nature are initially recognized at fair value. Transactions costs are included in the carrying amount of the liabilities and are amortized over the lives of the liabilities using the effective interest rate method).

In subsequent periods, they are measured at amortized cost and any difference between the proceeds (net of transaction costs) received, and the redemption value is recognized in profit or loss statement over the life of the debt using the effective interest rate method.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least twelve months after the reporting period.

The fair value of bank borrowings is determined using discounted cash flow techniques using rates consistent with the risk associated with bank borrowings of similar nature, while bonds are measured at their quoted market price.

(iv) Trade and other payables

These instruments are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedging instruments in cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within other income or other expenses, respectively.

When a hedging instrument expires or is settled, or when it ceases to qualify for hedge accounting, any cumulative gain or loss recognized in equity remains in equity until the forecasted transaction occurs, when the transaction occurs it is reclassified to profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately reclassified to profit or loss.

The fair value of hedging instruments is measured using internal model including discounted cash flow techniques that use a discount rate consistent with the operational risk using internal valuation methodology and market information from reputable suppliers.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and products in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are write-down to its net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months, are presented in inventories and recognized as an expense when they are consumed.

i)	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of their previous carrying value and fair value less costs to sell. Assets are classified as held for sale when their carrying value will be recovered principally through a sale transaction that is highly

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, except for the existence of events or circumstances (beyond the entity’s control) that may extend the period to complete the sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method, requires to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognize and measure goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions. Any difference between the amount which minority interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent. in carrying amount of goodwill was not made any adjustments. Neither gains or losses were recognized in the income statement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquire’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports provisional amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these provisional amounts are retrospectively adjusted , or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date, retrospectively.

k)	Investments in associates and joint ventures

Associates are entities over which Arauco exercises significant influence, generally when it holds between 20% and 50% of the voting rights, but not control.

Joint venture is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange differences on translation to the reporting currency) of the associate or joint venture. Dividends received are recognized by deducting the carrying amount of the investment. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

These investments are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

l)	Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii) Water Rights, Easements and Other Rights

This item includes water-rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

m)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill is related to the net exchange rate differences on translation.

n)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

o)	Leases

Arauco applies CINIIF 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Plantations forestry are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of plantations forestry is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new plantations forestry made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those plantations forestry that will be harvested in the short term.

Biological growth and changes in fair value of plantations forestry are recognized in line item other income included in profit from operating activities in the statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The Company holds fire insurance policies for its plantations forestry, which together with company resources and efficient protection measures for these plantations assets allow financial and operational risks to be minimized.

q)	Income taxes and Deferred taxes

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

r)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

s)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be estimated reliably revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply which are traded in the spot market of the Sistema Interconectado Central (Interconnected Central System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Load Economical Dispatch Center of the Interconnected Central System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp process and is a complementary business to it, which is firstly supplied to the group’s subsidiaries and any surplus is sold to the interconnected central system.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

t)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “other current non financial liabilities”.

Dividends paid are not deductible for income tax purposes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

A previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or have decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

v)	Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

w)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2013:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IAS 19 revised

Employee Benefits

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the disclosures of all employee benefits.

January 1, 2013

IAS 27 revised

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only to separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 1, 2013

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and parts of IAS 27” Consolidated Financial Statements”. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the option of proportional consolidation of joint control entities. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 12

Disclosure of interests in other entities

Issued in May 2011, applies to those entities that have interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and clarifications for measurement.

January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, this interpretation requires mining entities presenting IFRS financial statements to write down the existing assets recognized as “Stripping Costs” against retained earnings when they cannot be attributed to an identifiable component of a mine.	January 1, 2013

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IAS 28

Investments in associates and joint ventures

Issued in May 2011, sets out the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

January 1, 2013

IAS 1	Presentation of Financial Statements	July 1, 2012

Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to profit or loss in subsequent periods. Early adoption is permitted.

IFRS 7	Financial Instruments	January 1, 2013

Disclosures and amendments to disclosures about netting of assets and liabilities.

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IFRS 9	Financial Instruments
Issued in December 2009, amending the classification and measurement of financial assets.
	In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.	January 1, 2015

CINIIF 21	Liens.	January 1, 2014

IAS 32	Offsetting of financial assets and liabilities	January 1, 2014

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

IAS 36	Impairment of Assets-revelations, the recoverable amount Disclosures for nonfinancial assets.	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation derivatives and continuation hedge accounting.	January 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described above will have no significant impact on its consolidated financial statements of that Company in the period of initial application. We are in the process of assessing the impact on the valuation and disclosures associated with these modifications.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

The issued capital authorized, subscribed and fully paid of Arauco for the period ended March 31, 2013 and December 31, 2012 is ThU.S.$353,176 which is composed of 113,152,446 ordinary shares of a single series.

	06-30-2013	12-31-2012
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176
	06-30-2013	12-31-2012
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year net income distributable and the amount of interim dividend paid at the end of the immediately preceding fiscal year.

The provision of minimum dividend corresponding to the year 2013 of ThU.S.$86,273 (ThU.S.$40,554 as of June 30, 2012) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” in the statement of cash flows for ThU.S.$65,293 as of June 30, 2013, (ThU.S.$172,023 as of June 30, 2012), which ThS.U.$47,017 (ThUS$161,568 as of June 30, 2012) correspond to payments of dividend of the holding company.

The following are the dividends paid during 2013 and the year 2012 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.15308

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Corresponds to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Corresponds to the portion of gains or net losses of outstanding hedging swaps in Arauco at each period.

Other reserves

This mainly corresponds to the share of other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint venture as of June 30, 2013 and 2012:

	January - June		April-June
	2013	2012	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	175,969	119,432	101,333	58,444
Gain from changes in fair value of biological assets (See note 20)	136,643	77,430	69,034	33,540
Net income from insurance compensation(*)	1,197	17,122	—	17,122
Revenue from export promotion	2,173	1,409	1,063	663
Leases received	649	1,657	238	900
Gain on sales of assets	17,008	8,016	16,230	2,142
Revenue from compensation of judgment	8,500	—	8,500	—
Revenue from administrative services	1,287	—	1,287	—
Other operating results (sale materials and waste, rent of easements, income tax recovery)	8,512	13,798	4,981	4,077

Classes of Other Expenses by activity
Total of other expenses by activity	(33,503)	(47,299)	(17,286)	(13,162)
Depreciations	(287)	(310)	(134)	(154)
Contingent provision	(3,036)	(2,220)	(1,873)	(1,275)
Impairment provision properties, plants and equipment and others	(3,604)	(69)	(1,392)	(69)
Plants stopped operating expenses	(5,806)	(12,675)	(2,750)	(1,620)
Expenses projects	—	(8,828)	—	(4,642)
Loss of assets	(1,954)	(400)	21	5,306
Loss of forest due to fires	(121)	(2,742)	(49)	(524)
Other Taxes	(2,229)	(2,474)	(1,096)	(1,208)
Research and development expenses	(1,253)	(1,044)	(688)	(502)
Compensation and eviction	(830)	(3,580)	(312)	(2,510)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance )	(14,383)	(12,957)	(9,013)	(5,964)

Classes of financing income
Financing income, total	12,092	8,900	6,566	4,366
Financial income from mutual funds - deposits	4,108	4,721	2,404	2,026
Financial income resulting from swap - forward	3,300	2,452	2,102	2,452
Other financial income	4,684	1,727	2,060	(112)

Classes of financing costs
Financing costs, Total	(113,493)	(103,388)	(57,536)	(45,306)
Interest expense, Loans banks	(11,593)	(6,036)	(6,436)	(3,250)
Interest expense, Bonds	(90,424)	(79,694)	(46,390)	(38,573)
Interest expense, financial instruments	(2,329)	(7,822)	273	2,932
Other financial costs	(9,147)	(9,836)	(4,983)	(6,415)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	10,303	(8,577)	6,018	(8,148)
Investments in associates	(728)	9,722	(2,122)	8,629
Joint ventures	11,031	(18,299)	8,140	(16,777)

(*)	In 2012 corresponds to net income compensation insurance (fire and other disasters)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - June		April - June
Cost of sales	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Timber	427,534	413,433	216,682	205,342
Forestry labor costs	306,068	287,012	157,310	150,948
Depreciation	134,841	107,600	69,977	54,169
Maintenance costs	108,210	96,914	55,657	48,345
Chemical costs	249,704	168,440	128,588	86,794
Sawmill Services	91,563	95,010	47,326	49,085
Others Raw Materials	96,342	66,677	71,513	58,620
Indirect costs	75,508	67,039	21,767	8,020
Energy and fuel	97,596	67,290	52,035	37,484
Cost of electricity	45,714	29,625	24,117	13,566
Wage and salaries	117,535	62,917	59,282	24,998
Total	1,750,615	1,461,957	904,254	737,371

	January - June		April - June
Distribution cost	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Selling costs	17,170	13,506	8,401	5,695
Commissions	7,881	7,167	4,016	3,521
Insurance	3,211	2,002	1,684	979
Provision for doubtful accounts receivable	(456)	(554)	(438)	(559)
Other selling costs	6,534	4,891	3,139	1,754
Shipping and freight costs	241,667	200,419	142,965	102,933
Port services	13,100	13,905	7,072	6,930
Freights	202,558	179,705	120,722	93,595
Other shipping and freight costs	26,009	6,809	15,171	2,408
Total	258,837	213,925	151,366	108,628

	January - June		April - June
Administrative expenses	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Wage and salaries	115,283	90,131	56,878	48,507
Marketing, advertising, promotion and publications expenses	4,222	3,089	2,196	1,349
Insurance	20,917	13,948	10,472	7,706
Depreciation and amortization	6,973	5,395	3,415	2,711
Computer services	10,075	4,742	6,420	1,662
Lease rentals (offices, warehouses and machinery)	6,711	7,465	2,623	4,760
Auditor’s fees	1,822	2,938	632	1,879
Donations, contributions, scholarships	5,274	6,201	3,128	4,137
Fees (legal and technical advisories)	25,589	25,966	14,095	11,708
Property taxes, patents and municipality rights	9,620	7,617	5,769	4,987
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	57,897	54,024	29,178	29,287
Total	264,383	221,516	134,806	118,693

		January-June		April - June
Expenses for	Note	2013 ThU.S.$	2012 ThU.S.$	2013 MUS$	2012 MUS$
Depreciations	7	141,827	114,706	73,193	57,511
Employee benefits	10	255,391	177,775	130,349	84,329
Amortization	19	1,707	995	875	624

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES

	06-30-2013	12-31-2012
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	91,625	90,466
Production supplies	88,276	82,248
Products in progress	81,486	78,981
Finished goods	454,688	435,546
Spare Parts	138,362	128,541
Total Inventories	854,437	815,782

Inventories recognized as cost of sales at June 30, 2013 were ThU.S.$1,746,747 (ThU.S.$1,465,208 at June 30, 2012).

In order to recognize inventories at net realizable value, at June 30, 2013, a net increase of inventories associated with lower provision for obsolence of ThU.S.$ 2,444 is recognized (greater provision of ThU.S.$ 611 as of June 30, 2012).

As of June 30, 2013 there are inventory penalties of ThU.S$1,724, at June 30, 2012 there were inventory penalties of ThU.S.$20,244, respectively as result of the fire that occurred in January 2012 affecting a panels plant in Complejo Forestal e Industrial Nueva Aldea.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	06-30-2013	12-31-2012
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	430	543
Bank checking account balances	84,649	62,816
Time deposits	616,021	151,799
Mutual funds	43,317	180,558
Other cash and cash equivalents (*)	1,973	—
Total	746,390	395,716

NOTE 5. ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of June 30, 2013 and have been consistently applied to all periods presented in these interim consolidated financial statements.

Changes in Estimates and Accounting Policies

The financial statements as of June 30, 2013 do not show changes in accounting policies compared to the last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil and 34% in the United States (federal tax).

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it increases the tax rate to a permanent 20%, effective beginning on taxes incurred in 2012. The change in the tax rate in 2012 affected the measurement of the tax consequences of temporary differences that are expected to reverse in the corresponding tax years.

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was generated mainly the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of June 30, 2013 and at December 31, 2012:

	06-30-2013	12-31-2012
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,830	4,752
Deferred tax Assets relating to accrued liabilities	6,092	6,385
Deferred tax Assets relating to Post-Employment benefits	8,834	9,341
Deferred tax Assets relating to Property, Plant and equipment	9,894	10,822
Deferred tax Assets relating to Financial Instruments	175	297
Deferred tax Assets relating to tax losses carryforwards	75,682	90,327
Deferred tax assets relating to biological assets	3,693	2,636
Deferred tax assets relating to inventories	8,314	9,142
Deferred tax assets relating to provisions for income	3,628	4,477
Deferred tax assets relating to provision for doubful accounts	2,916	3,602
Defferred tax assets relating to other deductible temporary differences	17,908	18,930
Total deferred tax assets	142,966	160,711

As of December 31, 2012, certain of Arauco’s subsidiaries have carryforwards tax losses of ThU.S.$ 373,380 (ThU.S.$ 342,044 as of December 31, 2012) which are mainly generated due to operational and financial losses. Arauco believes that it is probable that future taxable profits will be available in the subsidiaries against which the unused tax losses will be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets for the deferred tax liabilities as of June 30, 2013 and at December 31, 2012:

	06-30-2013	12-31-2012
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	736,559	736,530
Deferred tax liabilities relating to financial instruments	13,320	14,218
Deferred tax liabilities relating to biological assets	521,663	531,801
Deferred tax liabilities relating to inventory	15,780	16,517
Deferred tax liabilities due to prepaid expenses	59,220	55,614
Deferred tax liabilities relating to other taxable temporary differences	41,342	40,974
Total deferred tax liabilities	1,387,884	1,395,654

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$1,376 as of June 30, 2013 (credit of ThU.S.$1,522 as of June 30, 2012), which is presented deducting the reserve of cash flow hedges in the statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$21,175 and ThU.S.$127,310 respectively, will be reversed in the next 12 months. (used over a period of 12 months).

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Income (Expenses) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06-30-2013 ThU.S.$
Deferred tax assets relating to provisions	4,752	1,187	—	(109)	5,830
Deferred tax Assets relating to accrued liabilities	6,385	(280)	—	(13)	6,092
Deferred tax assets relating to post - Employment benefits	9,341	(494)	—	(13)	8,834
Deferred tax assets relating to property, plant and equipment	10,822	(227)	—	(701)	9,894
Deferred tax assets relating to financial instruments	297	(106)	—	(16)	175
Deferred tax assets relating to tax losses carryforwards	90,327	(12,171)	—	(2,474)	75,682
Deferred tax assets relating to biological assets	2,636	1,057	—	—	3,693
Deferred tax assets relating to inventories	9,142	(678)	—	(150)	8,314
Deferred tax assets relating to provisions for income	4,477	(844)	—	(5)	3,628
Deferred tax assets relating to provisions for doubful accounts	3,602	(677)	—	(9)	2,916
Deferred tax assets relating to other deductible temporary differences	18,930	(760)	—	(262)	17,908
Total deferred tax assets	160,711	(13,993)	—	(3,752)	142,966

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Income (Expenses) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06-30-2013 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	736,530	5,260	—	(5,231)	736,559
Deferred tax liabilities relating to financial instruments	14,218	273	(1,171)	—	13,320
Deferred tax liabilities relating to biological assets	531,801	(4,023)	—	(6,115)	521,663
Deferred tax liabilities relating to inventories	16,517	(737)	—	—	15,780
Deferred tax liabilities due to prepaid expenses	55,614	3,607	—	(1)	59,220
Deferred tax liabilities relating to other taxable temporary differences	40,974	1,959	—	(1,591)	41,342
Total deferred tax liabilities	1,395,654	6,339	(1,171)	(12,938)	1,387,884

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	06-30-2013		12-31-2012
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	67,284		70,384
Deferred Tax Assets - Tax losses	75,682		90,327
Deferred Tax Liabilities		1,387,884		1,395,654
Total	142,966	1,387,884	160,711	1,395,654

	January - June		April - June
Detail of Temporary Difference Income and Loss Amounts	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Deferred Tax Assets	(10,307)	(3,224)	(7,919)	(1,259)
Deferred Tax Assets - Tax losses	(11,104)	9,473	(12,853)	1,704
Deferred Tax Liabilities	1,079	(6,871)	8,047	4,590
Total	(20,332)	(622)	(12,725)	5,035

Income Tax consists of the following:

	January - June		April - June
Income Tax composition	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Current income tax expense	(37,483)	(14,288)	(28,347)	(4,200)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,125	912	201	(5,328)
Previous period current tax adjustments	1,736	621	1,814	409
Other current tax expenses	323	(34)	50	1
Current Tax Expense, Net	(34,299)	(12,789)	(26,282)	(9,118)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(9,228)	(18,207)	128	(3,617)
Deferred tax income (expense) relating to changes in tax rates or new tax rates	—	841	—	755
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(11,104)	9,640	(12,853)	1,697
Other current tax expenses	—	7,104	—	6,200
Total deferred Tax Expense, Net	(20,332)	(622)	(12,725)	5,035
Income Tax Expense, Total	(54,631)	(13,411)	(39,007)	(4,083)

The following table sets for the current income tax expense detailed by foreign and domestic companies as of June 30, 2013 and 2012:

	January - June		April - June
	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012
Foreign current income tax expense	(8,498)	(1,851)	(3,861)	(295)
Domestic current income tax expense	(25,801)	(10,938)	(22,421)	(8,823)
Total current income tax expense	(34,299)	(12,789)	(26,282)	(9,118)

Foreign deferred tax expense	(5,427)	12,189	(4,425)	5,590
Domestic deferred tax expense	(14,905)	(12,811)	(8,300)	(555)
Total deferred tax expense	(20,332)	(622)	(12,725)	5,035

Total tax income (expense)	(54,631)	(13,411)	(39,007)	(4,083)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - June		April - June
	2013	2012	2013	2012
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(62,132)	(23,851)	(40,304)	(12,411)
Tax effect of foreign tax rates	(7,272)	48	(3,027)	(558)
Tax effect of revenues exempt from taxation	1,276	9,674	(6,137)	6,985
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(597)	(7,808)	(2,609)	391
Tax rate effect of tax losses	10,420	679	10,439	(1,075)
Tax rate effect from change in tax rate (opening balances)	—	841	—	755
Tax rate effect of adjustments for current tax of prior periods	1,732	621	1,810	409
Other tax rate effects	1,942	6,385	821	1,421
Total adjustments to tax excpense at applicable tax rate	7,501	10,440	1,297	8,328
Tax expense at effective tax rate	(54,631)	(13,411)	(39,007)	(4,083)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2013	12-31-2012
Properties, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	423,624	487,406
Land	801,698	806,840
Buildings	1,662,961	1,649,582
Plant and equipment (*)	2,872,311	2,804,865
Information technology equipment	24,971	26,294
Fixtures and fittings	5,457	5,790
Motor vehicles	7,866	8,124
Other property, plant and equipment	99,809	100,236
Total Net	5,898,697	5,889,137

Properties, Plant and Equipment, Gross
Construction in progress	423,624	487,406
Land	801,698	806,840
Buildings	2,972,484	2,923,631
Plant and equipment	5,332,467	5,201,709
Information technology equipment	61,637	61,252
Fixtures and fittings	27,905	24,845
Motor vehicles	32,875	32,766
Other property, plant and equipment	145,972	145,420
Total Gross	9,798,662	9,683,869

Accumulated depreciation and impairment
Buildings	(1,309,523)	(1,274,049)
Plant and equipment	(2,460,156)	(2,396,844)
Information technology equipment	(36,666)	(34,958)
Fixtures and fittings	(22,448)	(19,055)
Motor vehicles	(25,009)	(24,642)
Other property, plant and equipment	(46,163)	(45,184)
Total	(3,899,965)	(3,794,732)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

In October 2006, Forestal Río Grande S.A, a subsidiary of Fondo de Inversión Bío Bío (Arauco’s special purpose entity), executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, first and second degree mortgages, which prohibited the sale of any property owned by Fondo de Inversión Bío Bío in order to secure its obligations.

In September 2007, Forestal Río Grande S.A acquired a real estate in Yungay, located in Chile’s Eighth Region, for which the company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumbrance of such property.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total property, plant and equipment pledged as security	7,719	16,413

Commitments for project disbursements or for the acquisition of property, plant and equipment

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	204,573	281,893

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	176,938	424,474

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2013 and at December 31, 2012:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137
Changes
Additions	176,938	11,383	13,204	32,389	221	356	817	2,865	238,173
Disposals	—	—	(111)	(1,141)	—	(5)	(44)	(284)	(1,585)
Retirements	(4,727)	(234)	82	(2,772)	—	3	38	(177)	(7,787)
Depreciation	—	—	(43,079)	(105,668)	(1,982)	(840)	(1,119)	(1,852)	(154,540)
Impairment loss recognized in profit or loss	—	—	20	(300)	—	—	—	—	(280)
Increase (decrease) through net exchange differences	(5,950)	(16,291)	(13,015)	(28,305)	98	(16)	37	(979)	(64,421)
Increase (decrease) through transfers from construction in progress	(230,043)	—	56,278	173,243	340	169	13	—	—
Total changes	(63,782)	(5,142)	13,379	67,446	(1,323)	(333)	(258)	(427)	9,560
Closing balance 06-30-2013	423,624	801,698	1,662,961	2,872,311	24,971	5,457	7,866	99,809	5,898,697

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	424,474	5,569	3,850	30,723	593	61	1,693	39,005	505,968
Acquisitions through business combinations	2,730	14,648	70,996	314,283	1,477	—	—	2,373	406,507
Disposals	(516)	(668)	5,707	(16,196)	(8)	(113)	(435)	(3,535)	(15,764)
Retirements	(12,062)	(189)	(19,979)	(49,019)	(103)	(114)	(1,175)	(851)	(83,492)
Depreciation	—	—	(82,069)	(200,022)	(3,468)	(1,749)	(3,020)	(528)	(290,856)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,042)	(18,420)	(8,953)	(17,029)	(220)	(586)	220	(1,979)	(63,009)
Increase (decrease) through transfers from construction in progress	(575,149)	96	203,308	363,836	4,287	2,294	689	639	—
Total changes	(176,565)	1,036	189,823	444,636	2,554	(220)	(2,028)	35,923	495,159
Closing balance 12-31-2012	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense as of June 30, 2013 and 2012 is as follows:

	January - June		April - June
	2013	2012	2013	2012
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	133,135	107,600	69,137	54,169
Administrative expenses	6,973	4,400	3,416	2,089
Other expenses	1,719	2,706	640	1,253
Total	141,827	114,706	73,193	57,511

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

Borrowing costs capitalized are detailed in Note No. 12.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	90,477	55,879
Plant and equipment	90,477	55,879

Reconciliation of Financial Lease Minimum Payments:

	06-30-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	26,962	—	26,962
Later than one year and not later than five years	60,540	—	60,540
Later than five years	—	—	—
Total	87,502	—	87,502

	12-31-2012
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	20,489	—	20,489
Later than one year and not later than five years	35,563	—	35,563
Later than five years	—	—	—
Total	56,052	—	56,052

Lease obligations are presented in the consolidated statement of financial position in line items “other current financial liabilities” and “Other non-current financial liabilities” depending on their maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	06-30-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	1,138	65	1,073
Later than one year and not later than five years	585	47	538
Later than five years	—	—	—
Total	1,723	112	1,611

	12-31-2012
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	1,642	115	1,527
Later than one year and not later than five years	1,437	93	1,344
Later than five years	—	—	—
Total	3,079	208	2,871

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

There are no contingent rents payable or restrictions imposed by lease arrangements.

NOTE 9. REVENUE

	January - June		April - June
Classes of revenue	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Revenue from sales of goods	2,445,473	1,976,153	1,300,320	996,736
Revenue from rendering of services	95,496	71,009	58,345	39,997
Total	2,540,969	2,047,162	1,358,665	1,036,733

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April - June
	2013	2012	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	255,391	177,775	130,349	84,329
Wages and salaries	249,811	170,426	127,161	80,570
Severance indemnities	5,580	7,349	3,188	3,759

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of June 30, 2013 and 2012 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of June 30, 2013 and at December 31, 2012:

	06/30/2013	12/31/2012
	ThU.S.$	ThU.S.$
Current	3,739	3,945
Non-current	41,065	43,491
Total	44,804	47,436

Reconciliation of the present value of severance indemnities obligation	06/30/2013 ThU.S.$	12/31/2012 ThU.S.$
Opening balance	47,436	39,409
Current service cost	952	4,137
Interest cost	1,510	1,261
Actuarial gains	2,042	3,838
Benefits paid	(4,741)	(4,390)
Increase (decrease) for foreign currency exchange rates changes	(2,395)	3,181
Closing balance	44,804	47,436

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of June 30, 2013 and at December 31, 2012 are as follows:

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Current Assets	3,081,590	2,698,968
Cash and Cash Equivalents	746,390	395,716
U.S Dollar	602,294	325,340
Euro	2,977	1,867
Brazilian Real	84,593	38,477
Argentine Pesos	2,900	4,877
Other currencies	1,609	2,726
Chilean Pesos	52,017	22,429
Other current financial assets	1,375	1,012
U.S Dollar	1,375	1,012
Other current non-financial assets	193,652	207,889
U.S Dollar	94,901	96,257
Euros	160	103
Brazilian Real	14,033	15,041
Argentine Pesos	12,278	13,647
Other currencies	2,217	1,846
Chilean Pesos	70,063	80,995
Trade and other current receivables	809,220	825,869
U.S Dollar	539,127	520,803
Euro	28,498	26,711
Brazilian Real	61,866	53,057
Argentine Pesos	35,373	38,256
Other currencies	19,593	22,543
Chilean Pesos	123,675	163,084
U.F.	1,088	1,415
Accounts receivable from related companies	124,879	130,423
U.S Dollar	118,445	122,315
Brazilian Real	3,516	1,268
Chilean Pesos	2,918	6,840
Current Inventories	854,437	815,782
U.S Dollar	753,898	718,348
Brazilian Real	82,050	77,340
Chilean Pesos	18,489	20,094
Current biological assets	293,207	252,744
U.S Dollar	273,220	252,744
Brazilian Real	19,987	—
Current tax assets	45,339	55,923
U.S Dollar	826	304
Brazilian Real	3,735	6,655
Argentine Pesos	4,142	6,931
Other currencies	1,998	1,188
Chilean Pesos	34,638	40,845
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	13,091	13,610
U.S Dollar	13,091	13,610

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Non Current Assets	10,788,380	10,852,218
Other non-current financial assets	54,862	61,350
U.S Dollar	53,934	60,333
Argentine Pesos	928	1,017
Other non-current non-financial assets	125,190	125,254
U.S Dollar	110,126	105,414
Brazilian Real	10,801	17,042
Argentine Pesos	2,688	1,540
Other currencies	612	681
Chilean Pesos	963	577
Trade and other non-current receivables	5,382	11,877
U.S Dollar	197	5,204
Chilean Pesos	2,926	3,374
U.F.	2,259	3,299
Investments accounted for using equity method	1,054,011	1,048,463
U.S Dollar	824,428	790,116
Brazilian Real	229,583	258,347
Intangible assets other than goodwill	21,647	22,311
U.S Dollar	18,048	18,150
Brazilian Real	3,514	4,070
Chilean Pesos	85	91
Goodwill	54,406	58,645
U.S Dollar	6,769	6,996
Brazilian Real	47,637	51,649
Property, plant and equipment (**)	5,898,697	5,889,137
U.S Dollar	5,177,085	5,121,851
Brazilian Real	711,803	756,507
Chilean Pesos	9,809	10,779
Non-current biological assets	3,431,219	3,473,442
U.S Dollar	3,090,573	3,093,440
Brazilian Real	340,646	380,002
Deferred tax assets	142,966	161,739
U.S Dollar	98,879	114,108
Brazilian Real	43,079	46,464
Other currencies	342	361
Chilean Pesos	666	806

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2013			12-31-2012
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,351,110	164,416	1,515,526	1,015,072	409,647	1,424,719
Other current financial liabilities	691,817	161,654	853,471	401,382	406,664	808,046
U.S Dollar	573,020	79,726	652,746	360,732	355,524	716,256
Brazilian Real	19,513	5,164	24,677	8,494	3,432	11,926
Argentine Pesos	110	37,865	37,975	25,091	12,200	37,291
Chilean Pesos	118	336	454	—	—	—
U.F.	99,056	38,563	137,619	7,065	35,508	42,573
Bank Loans	246,971	117,255	364,226	347,256	66,015	413,271
U.S Dollar	227,348	74,226	301,574	313,671	50,383	364,054
Brazilian Real	19,513	5,164	24,677	8,494	3,432	11,926
Argentine Pesos	110	37,865	37,975	25,091	12,200	37,291
Financial Leases	6,220	20,741	26,961	3,798	16,123	19,921
U.S Dollar	—	111	111	—	—	—
Chilean Pesos	118	336	454	—	—	—
U.F.	6,102	20,294	26,396	3,798	16,123	19,921
Other Loans	438,626	23,658	462,284	50,328	324,526	374,854
U.S Dollar	345,672	5,389	351,061	47,061	305,141	352,202
U.F.	92,954	18,269	111,223	3,267	19,385	22,652
Trade and other current payables	495,939	—	495,939	490,191	—	490,191
U.S Dollar	128,968	—	128,968	117,458	—	117,458
Euros	6,544	—	6,544	9,114	—	9,114
Brazilian Real	36,086	—	36,086	30,730	—	30,730
Argentine Pesos	35,590	—	35,590	37,515	—	37,515
Other currencies	329	—	329	1,622	—	1,622
Chilean Pesos	286,073	—	286,073	291,190	—	291,190
U.F.	2,349	—	2,349	2,562	—	2,562
Accounts payable to related companies	9,436	—	9,436	9,168	—	9,168
U.S Dollar	2,219	—	2,219	1,474	—	1,474
Chilean Pesos	7,217	—	7,217	7,694	—	7,694
Other current provisions	8,790	—	8,790	8,875	—	8,875
Argentine Pesos	8,790	—	8,790	8,875	—	8,875
Current tax liabilities	2,746	—	2,746	12,264	—	12,264
U.S Dollar	150	—	150	—	—	—
Euros	139	—	139	132	—	132
Brazilian Real	2,227	—	2,227	—	—	—
Argentine Pesos	11	—	11	—	—	—
Other currencies	41	—	41	711	—	711
Chilean Pesos	178	—	178	11,421	—	11,421
Current provisions for employee benefits	977	2,762	3,739	962	2,983	3,945
Chilean Pesos	977	2,762	3,739	962	2,983	3,945
Other current non-financial liabilities	141,405	—	141,405	92,230	—	92,230
U.S Dollar	83,767	—	83,767	49,453	—	49,453
Brazilian Real	29,545	—	29,545	23,767	—	23,767
Argentine Pesos	5,348	—	5,348	4,067	—	4,067
Other currencies	3,582	—	3,582	2,221	—	2,221
Chilean Pesos	17,291	—	17,291	10,620	—	10,620
U.F.	1,872	—	1,872	2,102	—	2,102

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2013			12-31-2012
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,148,074	2,169,200	5,317,274	2,947,016	2,213,124	5,160,140
Other non-current financial liabilities	1,624,138	2,161,281	3,785,419	1,401,793	2,204,517	3,606,310
U.S Dollar	1,517,598	1,382,308	2,899,906	1,244,963	1,380,868	2,625,831
Brazilian Real	38,546	24,179	62,725	2,679	26,216	28,895
Argentine Pesos	—	—	—	8,134	—	8,134
Chilean Pesos	814	—	814	781	—	781
U.F.	67,180	754,794	821,974	145,236	797,433	942,669
Bank Loans	778,199	28,944	807,143	477,457	30,981	508,438
U.S Dollar	739,653	4,765	744,418	466,644	4,765	471,409
Brazilian Real	38,546	24,179	62,725	2,679	26,216	28,895
Argentine Pesos	—	—	—	8,134	—	8,134
Financial Leases	60,540	—	60,540	35,563	—	35,563
U.S Dollar	19	—	19	67	—	67
Chilean Pesos	814	—	814	781	—	781
U.F.	59,707	—	59,707	34,715	—	34,715
Other Loans	785,399	2,132,337	2,917,736	888,773	2,173,536	3,062,309
U.S Dollar	777,926	1,377,543	2,155,469	778,252	1,376,103	2,154,355
U.F.	7,473	754,794	762,267	110,521	797,433	907,954
Other non-current provisions	19,389	—	19,389	13,281	—	13,281
Brazilian Real	19,389	—	19,389	13,281	—	13,281
Deferred tax liabilities	1,387,884	—	1,387,884	1,395,654	—	1,395,654
U.S Dollar	1,227,614	—	1,227,614	1,222,542	—	1,222,542
Brazilian Real	154,453	—	154,453	166,553	—	166,553
Argentine Pesos	5,390	—	5,390	5,503	—	5,503
Other currencies	122	—	122	596	—	596
Chilean Pesos	305	—	305	460	—	460
Non-current provisions for employee benefits	33,146	7,919	41,065	35,157	8,334	43,491
Other currencies	—	—	—	140	—	140
Chilean Pesos	33,146	7,919	41,065	35,017	8,334	43,351
Other non-current non-financial liabilities	83,517	—	83,517	101,131	273	101,404
U.S Dollar	—	—	—	500	—	500
Brazilian Real	80,646	—	80,646	97,695	—	97,695
Argentine Pesos	2,443	—	2,443	2,917	—	2,917
Other currencies	153	—	153	—	—	—
Chilean Pesos	259	—	259	—	273	273
U.F.	16	—	16	19	—	19

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A	Brazil	Brazilian Real
Arauco Forest Brasil S.A	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda	Brazil	Brazilian Real
Catan Empreendimentos e Participacoes S.A	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A	Brazil	Brazilian Real
Arauco Distribucion S.A	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A	Chile	Chilean Pesos

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	06/30/2013 ThU.S.$	06/30/2012 ThU.S.$
Arauco Do Brasil S.A.	(45,470)	(36,622)
Arauco Forest Brasil S.A.	(35,027)	(36,620)
Arauco Florestal Arapoti S.A.	(14,554)	(12,105)
Arauco Distribución S.A.	(1,164)	589
Alto Paraná S.A.	(4,032)	(4,037)
Flakeboard Company Limited	(4,821)	—
Others	167	175

Translation Adjustment Total	(104,901)	(88,620)

Effect of foreign exchange rates changes

	January-June		April-June
	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(7,289)	(6,198)	(5,240)	(15,817)
Reserve of exchange differences on translation	(107,122)	(91,637)	(123,611)	(130,111)

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects (new plants, improvements and expansions) in Chile and Brazil in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January-June		April-June
	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.03%	5.11%	5.04%	5.09%
Amount of the capitalized interest cost, property, presented as plant and equipment	1,280	7,713	369	7,100

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

At the close of these financial statements the main transactions recorded with related parties are loans to companies in Uruguay (joint business) and fuel purchases to Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful debts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Remunerations to Key Management Personnel

Remunerations to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between Parent Company and its Subsidiaries

			Functional	% Ownership interest 06-30-2013			% Ownership interest 12-31-2012
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4319	98.5666	99.9985	1.4573	98.5412	99.9985
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels Canada ULC	Canada	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9981	99.9985	0.0004	99.9981	99.9985
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.(ex-Arauco Panels Canada ULC)	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1432	98.1432	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panamá	U.S. Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9932	99.9932	—	99.9932	99.9932
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9931	99.9931	—	99.9931	99.9931
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

All subsidiaries listed in the table above and the special purpose entities Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repay loans or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - June		April - June
	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Salaries and bonuses	34,674	31,051	13,354	11,479
Per diem compensation to members of the Board of Directors	881	802	407	373
Termination benefits	3,051	1,646	2,034	1,302
Total	38,606	33,499	15,795	13,154

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	93	7
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	30 days	2	—
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean Pesos	30 days	2,032	2,346
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	—	4,485
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	830	593
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean Pesos	30 days	—	735
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	2,928	675
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	63,303	73,095
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	—	—	19,201
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	30 days	5	2
Ongar S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	29,449	26,056
Celulosa y Energía Punta Pereira S.A	—	Joint Venture	Uruguay	U.S. Dollar	30 days	1,287	3,228
Zona Franca Punta Pereira S.A.	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	24,141	—
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	786	—
Florestal Vale Do Corisco S.A.	—	Associates	Brazil	Real	30 days	23	—
TOTAL						124,879	130,423

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	6,540	6,588
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	621	677
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	—	—	31
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	—	—	380
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	19	4
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	30 days	8	10
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean Pesos	—	—	4
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean Pesos	30 days	871	644
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean Pesos	30 days	1,348	830
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	29	—
TOTAL						9,436	9,168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	2,727	5,506
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	Management service	132	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	73,734	113,948
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean Pesos	Transport and stowage	3,727	7,118
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean Pesos	Port services	4,046	8,409
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Sodium chlorate	32,806	67,163
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and ships	241	777
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	717	1,698
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean Pesos	Port services	152	329
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	Telephone services	132	503
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	Wood and logs	189	303
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood and logs	405	1,675
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	4	2,790
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Others purchases	1,160	1,324

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	13,193	2,979
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Electrical Power	12,032	25,011
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	4,551	8,853
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and chips	9,768	24,120
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Wood	167	3,332
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Pulp	—	2,982
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	1,208	55,215
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	309	9,597
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	24,141	—
Ongar S.A	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	3,393	26,055
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean Pesos	Electrical Power	2,839	13,794
Celulosa y Energía Punta Pereira S.A	—	Joint venture	Uruguay	U.S. Dollar	Others sales	1,287	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Real	Wood	5,806	6,913

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

As of June 30, 2013, there are no new investments in subsidiaries to report.

Dated January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd., which had no effect on the results of this operations.

Below are the investments or contributions to subsidiaries made in 2012, which had no effect on results, except for the acquisition of assets made by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$ 242,502.

Flakeboard is one of the leading producers of wood panels in North America, that directly and/or through its subsidiaries, owns and operates seven panel plants, with an aggregated production capacity of 1.2 million cubic meters per year for medium density fiberboards, a production capacity of 1.1 million cubic meters per year for particle board panels, and a production capacity of 180,000 cubic meters per year of melamine textured product. The Group made the initial accounting for the acquisition of the Flakeboard based on provisional amounts. The provisional amounts of assets acquired and liabilities assumed might be adjusted during the measurement period (which shall not exceed one year from the acquisition date) to reflect new information obtained about facts and circumstances existing as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. (See table 1)

On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired for ThU.S.$62,711 a Panel Business industrial plant which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. Was determined fair value of the acquired net assets and at the end of June 2012, recognized a gain on the transaction of ThU.S.$16,263.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	42,717
Inventories	43,253
Property, plant and equipment	323,424
Other assets	11,608
Total Assets	473,429
Financial liabilities, current and non- current	184,531
Trade payables	42,527
Other liabilities	3,869
Total Liabilities	230,927

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (now Arauco Company Ltd.) and in Arauco Panels USA LLC:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (now Arauco Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

For the purchase of net assets made by Arauco Panels USA, LLC, a negative goodwill was generated, which is presented in the income statement by function under Other gains (losses) and sets out in the following table.

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974

Negative goodwill	16,263

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At June 30, 2013, there are no new investments in associates to report.

In the months of January, February and April of year 2012, payments were made capital contributions for a total of ThU.S.$13,492 to society Puertos y Logística S.A. ( Ex Puerto Lirquén S.A.). Such contributions imply that at the date of these financial statements, Arauco owns 20.28% of the issued capital of such company.

On April 2012, Centaurus Holding S.A., merged with Florestal Vale Do Corisco S.A., latter being the successor entity. Subsequently, in May 2012, Klabin S.A., decreased capital by Florestal Vale Do Corisco SA, and as a result, Arauco Forest Brasil S.A., increased from 43% to 49% its participation in that company.

The following tables set forth information about Investments in associates as of June 30, 2013 and December 31, 2012, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary use and third party own assets, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%	20.2767%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 63,141	ThU.S.$ 63,384

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 35,699	ThU.S.$ 35,780

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 1,103	ThU.S.$ 1,214

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 31,621	ThU.S.$ 40,821

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 67	ThU.S.$ 65

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 127	ThU.S.$ 326

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and others.
Ownership interest (%)	48.9912%
	06-30-2013	12-31-2012
Carrying amount	(ThU.S.$ 11,504)	(ThU.S.$ 8,610)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%
	06-30-2013	12-31-2012
Carrying amount	ThU.S.$ 193,229	ThU.S.$ 211,881

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

6/30/2013
				Assets
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	79,485	17	1,262	63,118	8,411	15,217	4,346	1,070	172,926
Non-current	303,016	72,146	7,999	96,438	136,803	500,808	1,120	581	1,118,911
Total	382,501	72,163	9,261	159,556	145,214	516,025	5,466	1,651	1,291,837

				Liabilities
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	27,641	51	2,145	27,618	132,088	4,513	4,828	1,404	200,288
Non-current	43,465	9	1,599	0	37,525	117,168	0	0	199,766
Equity	311,395	72,103	5,517	131,938	(24,399)	394,344	638	247	891,783
Total	382,501	72,163	9,261	159,556	145,214	516,025	5,466	1,651	1,291,837
Revenues	41,656	705	1,928	79,390	44	26,640	505	172	151,040
Expenses	(40,913)	0	(2,157)	(74,999)	(7,958)	(24,534)	(552)	(172)	(151,285)
Profit or loss	743	705	(229)	4,391	(7,914)	2,106	(47)	0	(245)

12/31/2012
				Assets
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	128,879	17	3,390	129,557	6,718	14,427	5,087	623	288,698
Non-current	270,393	71,600	8,266	77,658	115,753	546,037	1,659	614	1,091,980
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678

				Liabilities
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	45,162	50	4,141	31,481	667	2,932	5,114	978	90,525
Non-current	41,514	6	1,444	0	138,843	125,123	0	0	306,930
Equity	312,596	71,561	6,071	175,734	(17,039)	432,409	1,632	259	983,223
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678

6/30/2012
Revenues	43,837	0	2,070	94,166	140	25,812	513	492	167,030
Expenses	(31,389)	(859)	(1,973)	(92,671)	(6,215)	(22,967)	(504)	(457)	(157,035)
Profit or loss	12,448	(859)	97	1,495	(6,075)	2,845	9	35	9,995

(*)	Includes only Investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Opening balance as of January 1	1,048,463	886,706
Changes
Investments in associates, Additions	0	13,562
Investment in joint ventures, Additions	22,563	159,692
Disposals, Investments in associates	0	(6,607)
Share of profit (loss) in investment in associates	(728)	17,947
Share of profit (loss) in investment in joint ventures	11,031	(3,694)
Dividends Received, Investments in Associates	(13,831)	(3,057)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(19,074)	(21,879)
Other increase (decrease) in investment and associates and joint ventures	5,587	5,793
Total changes	5,548	161,757
Ending balance	1,054,011	1,048,463

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	324,988	353,472
Carrying amount of joint ventures accounted for using equity method	729,023	694,991
Total investment accounted for using equity method	1,054,011	1,048,463

NOTE 16. INTERESTS IN JOINT VENTURES

Investments and contributions made

As of June 30, 2013, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$22,563 (ThU.S.$145,977 as of December 31, 2012) to two Uruguayan joint ventures, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., with Arauco holding 50% ownership interest in the joint venture. This transaction had no effect on results.

Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, Province of Colonia, Uruguay.

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. ( Ex Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$11,206 at June 30, 2013) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$5,605 at June 30, 2013), becoming a joint venture. The sale price for this transaction was equivalent to its carrying amount, thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

At the date of these financial statements, Arauco has committed contribution to Montes del Plata for 32 million euros (equivalent to ThU.S.$ 41,639).

Investments in Uruguay

The main assets acquired from former owner Grupo Empresarial Ence (Spanish company) during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one forest nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains ownership interest in forestry area of approximately 221 thousand hectares of land, of which 133 thousand hectares are planted.

Investments in Uruguay are joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, each holding a 50% stake.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	06-30-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	50,346	95,686	207,222	105,029
Non-current	1,690,806	1,102,830	1,396,689	965,918
Equity		542,636		532,964
Total Joint Venture	1,741,152	1,741,152	1,603,911	1,603,911

Investment	271,318		266,482

	06-30-2013 ThU.S.$		06-30-2012 ThU.S.$
Income	3,386		3,527
Expenses	(16,919)		(18,814)

Joint Venture Net Income (Loss)	(13,533)		(15,287)

Forestal Cono Sur S.A.(consolidated) (Uruguay)	06-30-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	126,935	16,431	145,133	66,794
Non-current	177,575	7	172,741	6
Equity		288,072		251,074
Total Joint Venture	304,510	304,510	317,874	317,874

Investment	144,036		125,536

	06-30-2013 ThU.S.$		06-30-2012 ThU.S.$
Income	39,040		1,869
Expenses	(2,042)		(10,712)

Joint Venture Net Income (Loss)	36,998		(8,843)

Eufores S.A.(consolidated) (Uruguay)	06-30-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	104,275	336,114	72,789	288,443
Non-current	634,042	905	618,704	868
Equity		401,298		402,182
Total Joint Venture	738,317	738,317	691,493	691,493

Investment	201,016		201,260

	06-30-2013 ThU.S.$		06-30-2012 ThU.S.$
Income	38,497		22,818
Expenses	(39,382)		(36,738)

Joint Venture Net Income (Loss)	(885)		(13,920)

Zona Franca Punta Pereira S.A. (Uruguay)	06-30-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	14,070	74,435	9,996	40,818
Non-current	322,072	89,326	266,076	89,252
Equity		172,381		146,002
Total Joint Venture	336,142	336,142	276,072	276,072

Investment	86,191		73,001

	06-30-2013 ThU.S.$		06-30-2012 ThU.S.$
Income	3,203		1,140
Expenses	(3,327)		(1,099)

Joint Venture Net Income (Loss)	(124)		41

Eka Chile S.A.	06-30-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	22,762	4,743	28,271	8,001
Non-current	30,341	4,013	30,191	3,840
Equity		44,347		46,621
Total Joint Venture	53,103	53,103	58,462	58,462

Investment	22,174		23,312

	06-30-2013 ThU.S.$		06-30-2012 ThU.S.$
Income	33,365		36,997
Expenses	(32,725)		(35,568)

Joint Venture Net Income (Loss)	640		1,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Effects of forestry fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities were materially damaged due to forestry fires. Such industrial facilities had production capacity of 450 thousand cubic meters of panels per year.

The fire destroyed the machinery, equipment and facilities of the panel processing area, as well as the administration buildings and inventory warehouses. It also damaged the operations of the biomass energy generation facility. The operations resumed on January 6, 2012.

Paneles Arauco S.A. had insurance policies covering fire damages. The insurance policies covered damages in the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

All expenses due to fire damages were recognized as incurred. Insurance reimbursements were recognized as receivables once sufficient supporting documentation that the reimbursement would be received and/or at the date the reimbursement was received.

The line items in the financial statements as of December 31, 2012 include the following relating to the effect of the forestry fire:

•	Trade and other current receivables include insurance reimbursements not yet received for ThU.S.$29,819 relating to damages to property, plant and equipment, Inventories and business interruption.

•	Impairment loss of ThU.S$70,161 in line item property, plant and equipment.

•	Inventories write down of ThU.S.$19,841.

•

During April and August 2012, Arauco received ThU.S.$120,000, as insurance reimbursement out of which ThU.S.$40,000 relates to business interruption losses, ThU.S.$70,000 to physical damage of property, plant and equipment and ThU.S.$10,000 to inventories losses.

During August and December 2012, Arauco received reimbursements from insurance relating to damaged inventory and property, plant and equipment.

•	The insurance reimbursement for inventory damaged was ThUS$20,801, which at the end of the reporting period has been fully received.

•

The insurance reimbursement received in December 2012, for property, plant and equipment damaged and business interruption losses were ThUS$96,986 and ThUS$46,088, respectively. As of December 31, 2012, an outstanding amount of ThUS$29,819 is yet to be received, which has been presented as trade and other current receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brazil) were shut down due to higher cost of maintenance. The Company recognized an impairment loss of ThUS$6,088 related to machinery and equipment.

In the period 2013, there are no new provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

At June 30, 2013 and at December 31, 2012, respectively are presented provisions for Impairment of Property, Plant and Equipment due to technical obsolescence

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	06-30-2012	12-31-2012
Information relevant to the sum of all impairment	ThU.S.$ 5,000	ThU.S.$ 4,720

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination. The goodwill generated by the investment in Arauco do Brasil S.A. (formerly Tafisa) was allocated to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of June 30, 2013 this goodwill amounted to ThU.S.$ 47,637 (ThU.S.$ 51,649 as of December 31, 2012) for a total of goodwill of ThU.S$ 54,406. The change in the balance of goodwill from Brasil is due only to the exchange difference on translation. Therefore, there has been no increase in the provision of deterioration.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitucion S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitucion S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection of the court was held on 13th, 14th and 15th of March 2012. On March 13, 2013 the Court ordered the parties to hear judgment.

Subsequently, on March 26, 2013, the Court summoned the parties to two settlement hearings, which were conducted without positive results. Celulosa Arauco y Constitución S.A. mentioned to the Court a settlement proposal that it had submitted to evaluation.

On July 27, 2013, a first instance definitive ruling was issued in favor of the claim, with court expenses, particularly ordering that the company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the río Cruces, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

The performance of a constant environmental monitoring program by the defendant company, for a period that shall not be inferior to five years, which shall be conducted pursuant with the environmental assessment conditions set froth in RCA 279/98 and its subsequent amendments, by the competent authorities, notwithstanding those that may order.

The creation of a Wetlands Investigation Center, pursuant with what has been proposed by the defendant company.

Community development programs related to the Wetland, in the manner that has been proposed by the defendant company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

With regards to damages, the ruling fails to specify their nature or amount, which will therefore have to be subsequently determined.

Such ruling was notified to the Company on August 9, 2013. The Company is analyzing the ruling in order to determine the steps to be followed from a procedural standpoint.

We are not in a condition to determine the obligations that would arise for the Company in the event that the Courts of Justice definitively rule in favor of the abovementioned claim.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is Currently pending.
3. On September 22, 2011 Celulosa Arauco y Constitucion S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the Mataquito river on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. Probationary period was finished, only need to be answered two letters addressed to several authorities.

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant, the settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is pending issued the corresponding self-test, having already exhausted the discussion period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 77,592 at June 30, 2013), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,093 at June 30, 2013).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$117,641 as of June 30, 2013), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

On February 01, 2013, APSA received notice of the decision dated December 28, 2012, whereby the I Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connectin to the Appeal, which the Corte subsquently ordered to be transfered to AFIP, circumstance which was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination. For this reason, we have not made debt provisions in any of the fiscal years during which said negotiable obligations were in effect.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,940 at June 30, 2013) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$303 at June 30, 2013), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to Chamber I of the National Appeals Court of Adversarial Administrative Matters. On June 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25th, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010 in the aggregate amount of R$172 million (approximately US$85 million). In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010. Currently, the aggregate amount of the claims asserted in the Infraction Notice, plus interest, correspond to R$177 million (approximately US$88 million).

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. currently the case is in the table.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. Case file N°4.860-2010, in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the senence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annullment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admisibility for these proceedings is pending before the Supreme Court.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Since January 15th, 2013, the case file is being studied by the Court Rapporteur, prior to its presentation before the Court.

4. On September 11th, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28th, 1994, referred to the property called “Loma Angosta”, which occupies an area of 281,89 hectares, a claim which also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4th, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10th, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court.

5. On January 4, 2013, Forestal Celco S.A. was served process of a civil claim lodged by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. The company was notified of citation to a conciliation hearing on August 13, 2013 (Case File No.180-2012 in the Civil Court of Constitución).

Bosques Arauco S.A.

1. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which would have been occupied materially by Bosques Arauco S.A., in blatant disregard of her property interest. On September 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not an issue in the judicial proceedings and that therefore there was no judgment on a condemn in that sense. This application has not yet been resolved by the court. On July 10, 2013 Bosques Arauco S.A. appropriated amount sued for property damage. On July 15, 2013, the Court had by recorded such amount.

Forestal Cholguán S.A.

1. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

On April 3, 2012, the court issued a decision rejecting the claim; the ruling was appealed by the plaintiff and the third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction, which was rejected by the Court, because of that, the company appealed again. Both plaintiff’s appeal against the decision of the court of first instance rejected the demand, as the Forest Appeal against the decision Forestal Cholguán rejected the request for injunction hoist have been in agreement.

Forestal Valdivia S.A.

1. On October 26th, 2012, Forestal Valdivia S.A., a subsidiary of Celulosa Arauco y Constitución S.A. was sued for recovery of real property. The aforesaid suit was filed by the community of heirs left after the death of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the abovementioned community of heirs is the sole and exclusive owner of two real states whose total surface amounts to 1,210 hectares, which would allegedly be occupied by Forestal Valdivia S.A. without any title whatsoever. On January 14, 2013, the Company filed, requesting their complete rejection. Currently the case is still under trial.

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently in the Complaint was forwarded to the Inspector for that report.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of June 30, 2013 and December 31, 2012 are as follow:

Classes of Provisions	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Provisions, Current	8,790	8,875
Provisions for litigations	8,790	8,875
Provisions, non-Current	19,389	13,281
Provisions for litigations	7,885	4,671
Other provisions	11,504	8,610

Total Provisions	28,179	22,156

	06-30-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,546	8,610	22,156
Changes in provisions
Increase in existing provisions	6,737	—	6,737
Used provisions	(2,142)	—	(2,142)
Increase (decrease) in foreign currency exchange	(1,429)	—	(1,429)
Other Increases (Decreases)	(37)	2,894	2,857
Total Changes	3,129	2,894	6,023
Closing balance	16,675	11,504	28,179

	12-31-2012
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	2,604	(202)	2,402
Used provisions	(1,098)	—	(1,098)
unused provision reversed	—	—	—
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)
Other Increases (Decreases)	(1,528)	5,624	4,096
Total Changes	(1,561)	5,422	3,861
Closing balance	13,546	8,610	22,156

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Intangible assets, net	21,647	22,311
Computer software	11,531	12,391
Water rigths	5,403	5,114
Other identifiable intangible assets	4,713	4,806
Classes of intangible Assets, Gross	46,190	45,702
Computer software	36,074	35,782
Water rigths	5,403	5,114
Other identifiable intangible assets	4,713	4,806
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(24,543)	(23,391)
Accumulated amortization and impairment, intangible assets	(24,543)	(23,391)
Computer software	(24,543)	(23,391)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	12,391	5,114	4,806	22,311
Changes
Additions	966	—	—	966
Amortization	(1,636)	—	(71)	(1,707)
Increase (decrease) in foreign currency conversion	(190)	—	(22)	(212)
Others Increases (Decreases)	—	289	—	289
Changes Total	(860)	289	(93)	(664)
Closing Balance	11,531	5,403	4,713	21,647

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	6,422	—	2,201	8,623
Disposals	(347)	(773)	—	(1,120)
Amortization	(2,779)	—	—	(2,779)
Increase (decrease) in foreign currency conversion	(123)	—	(17)	(140)
Others Increases (Decreases)	1	76	41	118
Changes Total	3,174	(697)	2,225	4,702
Closing Balance	12,391	5,114	4,806	22,311

The amortization of computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise of plantations forestry, of mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, and Brazil, with a total surface of 1.5 million hectares, out of which 922 thousand hectares are used for forestry planting, 382 thousand hectares are native forest, 147 thousand hectares are used for other purposes and 72 thousand hectares not yet planted.

As of June 30, 2013, the production volume of logs totaled 10.1 million cubic meters (9.1 million cubic meters as of June 30, 2012).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current plantations forestry are current expectations total volume does not decrease, with a minimum equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of plantations forestry supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures to itself, high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item other income within the statement of income. Changes in fair value of biological assets were ThUS$136,643 as of June 30, 2013 and ThUS$77,430, as of June 30, 2012, respectively. As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$108,340 as of June 30, 2013 and ThUS$97,967 was recognized as of June 30, 2012, resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Plantations forestry are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, 12% in Argentina and 8% in Brazil.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(126,704)
	-0.5	133,839
Margins (%)	10	409,104
	-10	(409,104)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the Statement of Income under line items “other income” and “other expenses”, as appropriate.

Plantations forestry classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its plantations forestry, which in conjunction with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture with Stora Enso, which is accounted for in these consolidated financial statements under the equity method (see Note 16).

As of June 30, 2013, Arauco’s investment in Uruguay represented a total of 110 thousand hectares, out of which 67 thousand hectares are allocated to plantations, 5 thousand hectares to native forest, 33 thousand hectares for other uses, and 5 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for those owned by Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio). In October 2006, Forestal Río Grande S.A. has pledged its forestry plantations with prohibition to sell and encumber them to secure its liabilities with JPMorgan and Arauco.

As of June 30, 2013, the fair value of these forests was ThU.S.$2,023 (ThU.S.$2,394 as of December 31, 2012).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	06-30-2013 ThU.S.$	12-31-2012 ThU.S.$
Current	293,207	252,744
Non-current	3,431,219	3,473,442
Total	3,724,426	3,726,186

Reconciliation of carrying amount of biological assets

Movement	06-30-2013 ThU.S.$
Opening Balance	3,726,186
Changes in Biological Assets
Additions	63,408
Decreases due to Sales	(481)
Decreases due to Harvest	(167,429)
Gain (losses) arising from changes in fair value less costs to sale	136,643
Increases (decreases) in Foreign Currency Translation	(33,844)
Loss of forest due to fires	(121)
Other Increases (decreases)	64
Total Changes	(1,760)
Closing Balance	3,724,426

Movement	12-31-2012 ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	122,595
Decreases due to Sales	(5,548)
Decreases due to Harvest	(330,947)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	231,763
Increases (decreases) in Foreign Currency Translation	(34,553)
Loss of forest due to fires	(3,388)
Other Increases (decreases)	1,680
Total Changes	(18,398)
Closing Balance	3,726,186

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

At June 30, 2013 and December 31, 2012, Arauco has made and / or has committed the following disbursements by major environmental projects:

06/30/2013		Disbursements undertaken 2013				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	925	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,904	Assets	Property, plant and equipment	12,022	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	825	Assets	Property, plant and equipment	533	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,589	Assets	Property, plant and equipment	408	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	8,944	Expense	Operating cost	16,381	2012
Alto Parana S.A.	Construction emisario	In process	4	Assets	Property, plant and equipment	762	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	0	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,120	Assets	Property, plant and equipment	0	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	21	Assets	Property, plant and equipment	37	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	104	Expense	Administration expenses	346	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	776	Expense	Operating cost	820	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	200	Expense	Administration expenses	200	2013
Forestal Celco S.A.	Environmental improvement studies	In process	281	Expense	Administration expenses	358	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	59	Expense	Administration expenses	100	2013
Aserraderos Arauco S.A	Environmental improvement studies	In process	143	Assets	Property, plant and equipment	5,280	2013
Bosques Arauco S.A.	Environmental improvement studies	In process	74	Expense	Administration expenses	76	2013
Forestal los Lagos S.A	Environmental improvement studies	In process	92	Expense	Operating cost	209	2013

		TOTAL	19,136			40,393

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

12/31/2012		Disbursements undertaken 2012				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012
Alto Parana S.A.	Construction emissary	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for saw timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December, 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Land	5,011	5,011
Buildings	5,671	5,739
Property, plant and equipment	2,409	2,860
Total	13,091	13,610

At June 30, 2013, has been an effect on income totaling ThUS$519 related to decreased provision of impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of June 30, 2013 and December 31, 2012.

Financial Instruments	June 2013		December 2012
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	97,251	97,251	240,891	240,891
Mutual funds (2)	43,317	43,317	180,558	180,558
Hedging instruments	53,934	53,934	60,333	60,333
Swap foreign exchange	47,054	47,054	60,333	60,333
Forward foreign exchange	6,880	6,880	—	—
Loans and Accounts Receivables	1,642,554	1,642,554	1,183,327	1,183,327
Cash and cash equivalents	703,073	703,073	215,158	215,158
Cash	85,079	85,079	63,359	63,359
Time deposits	616,021	616,021	151,799	151,799
Under resale agreement	1,973	1,973	—	—
Accounts Receivables (net)	814,602	814,602	837,746	837,746
Trades and other receivables	697,146	697,146	634,752	634,752
Lease receivable	1,611	1,611	2,871	2,871
Other receivables	115,845	115,845	200,123	200,123
Accounts receivable from related parties	124,879	124,879	130,423	130,423
Other Financial Assets	2,303	2,303	2,029	2,029

Financial Liabilities, Total	5,144,264	5,368,785	4,914,282	5,152,621
Financial Liabilities at amortized cost (3)	5,131,700	5,356,221	4,899,873	5,138,212
Bonds issued denominated in U.S. dollars	2,489,520	2,627,300	2,487,236	2,712,585
Bonds issued denominated in U.F. (4)	873,490	894,648	930,607	949,141
Banck Loans in Dollars and others	1,045,992	1,107,780	835,463	835,771
Bank borrowing denominated in U.S. dollars and other currencies	125,377	129,172	86,246	80,394
Financial Leasing	87,501	87,501	56,052	56,052
Government Loans	4,445	4,445	4,910	4,910
Trades and other Payables	495,939	495,939	490,191	490,191
Accounts payable to related parties	9,436	9,436	9,168	9,168
Financial liabilities at fair value through profit or loss	12,564	12,564	14,409	14,409
Interest Rate Swaps	325	325	1,070	1,070
Hedging instruments	12,239	12,239	13,339	13,339
Swap	12,239	12,239	12,694	12,694
Forward	—	—	645	645

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated over market variables that are observable at the date of the financial statements.

The fair values of bonds issued were determined with reference to quoted market prices as they have standard terms and conditions and traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2013, and December 31, 2012.

	June 2013	December 2012
	ThU.S.$	ThU.S.$
Bank borrowings - current portion	101,425	91,652
Bonds issued - current portion	461,620	372,800
Total	563,045	464,452

FINANCIAL COVENANTS

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	June 2013	December 2012
	ThU.S.$	ThU.S.$
Financial debt, current	853,146	806,899
Financial debt, non-current	3,773,180	3,593,615
Other debt guaranteed by Arauco	626,940	555,940
Total	5,253,266	4,956,454
Cash and cash equivalent	(746,390)	(395,716)
Net financial debt	4,506,876	4,560,738
Non-controlling interests	67,185	74,437
Equity attributable to owners of parent	6,969,985	6,891,322
Total equity	7,037,170	6,965,759

Debt to equity ratio	0.64	0.65

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth reconciliation between the financial liabilities and the statement of financial position as of as of June 30, 2013, and December 31, 2012:

Thousands of dollars	Current	June 2013 Non Current	Total
Bonds obligations	461,620	2,901,389	3,363,010
Bank borrowings	364,226	807,144	1,171,370
Financial Leasing	26,962	60,540	87,502
Government Loans	338	4,107	4,445
Swap and Forward	325	12,239	12,564

Other Financial Liabilities	853,471	3,785,419	4,638,891

Trades and Other Payables	495,939	—	495,939
Related party payables	9,436	—	9,436

Accounts Payable, Total	505,375	—	505,375

Financial Liabilities, Total	1,358,846	3,785,419	5,144,266

Thousands of dollars	Current	December 2012 Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	413,271	508,438	921,709
Financial Leasing	20,489	35,563	56,052
Government Loans	339	4,571	4,910
Swap and Forward	1,715	12,694	14,409

Other Financial Liabilities	808,614	3,606,309	4,414,923

Trades and Other Payables	490,191	—	490,191
Related party payables	9,168	—	9,168

Accounts Payable, Total	499,359	—	499,359

Financial Liabilities, Total	1,307,973	3,606,309	4,914,282

FINANCIAL ASSETS

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet the Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	June 2013 ThU.S.$	December 2012 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	43,317	180,558	-76%
Mutual Funds	43,317	180,558	-76%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the company has reduced its position in these instruments compared to December 2012 by 76%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the risk classification of mutual funds as of June 30, 2013 and December 31, 2012:

	June 2013 Th.U.S.$	December 2012 Th.U.S.$
AAAfm	42,611	180,318
AAfm	706	240
Total Mutual Funds	43,317	180,558

Hedging Instruments

As of June 30, 2013, Arauco has certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$53,934 for those in an asset position and ThU.S.$12,239 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$418, which is presented in the consolidated statements of financial position in the line item other current financial assets. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps hedging Series H Bonds

Hedged Item

In March 2009, Arauco issued Bonds Serie H for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually (in March and September of each year). In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of US$ 35.7 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$8,058 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35.28 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$8,516 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series F Bonds

Hedged Item

In November 2008 and March 2009, Arauco issued Bond Series F for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued.

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,284 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$5,752 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income. On June 5, 2013, Arauco made an additional coverage to the previous description, lasting from April 30, 2014 to April 30, 2019 by the same notional amount at an annual interest rate of 4.69%. The market value of this new coverage is ThUS $ 6,880 as of June 30, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,141 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,188 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,372 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$205 as of June 30, 2013. According to the effectiveness test performed the swap is 102% effective, generating about ThUS$4 coverage which was not recorded in the result due to be in the range allowed.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$403 as of June 30, 2013. According to the effectiveness test performed the swap is 101% effective, generating about ThUS$4 coverage which was not recorded in the result due to be in the range allowed.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Swaps Hedging Series J Bonds

Hedged Item

In September 2010, Arauco issued bond series J for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (-2,413) as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (-2,413) as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (-2,565) as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (-2,331) as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (-2,078) as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series E Bonds

Hedged Item

In November 2008 Arauco issued bond series E for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$783 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series P Bonds

Hedged Item

In April 2012, Arauco issued bond series P for a total of 5,000,000 UF at an annual interest rate of 3.96% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that partially cover amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$-440 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: Arauco receives semi-annual interest (May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (May and November) based on a notional amount of U.S.$ 47.16 million (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$351 as of June 30, 2013. According to the effectiveness test performed the swap is 100% effective, therefore was not ineffectiveness recognized in the income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments as of June 30, 2013:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - E	783	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	5,284	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	12,632	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	6,141	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	6,188	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	5,372	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	205	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	403	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	8,516	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	8,058	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,413)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,413)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,565)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,331)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,078)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(440)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	351	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	352	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	66	Forward

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	June 2013 ThU.S.$	December 2012 ThU.S.$
Loans and Receivables	1,642,554	1,183,327
Cash and cash equivalents	703,073	215,158
Cash	85,079	63,359
Time Deposits	616,021	151,799
Financial instruments under resale agreements	1,973	—
Trade and other receivables	814,602	837,746
Trades and Other receivables	698,757	637,623
Other receivables	115,845	200,123
Accounts receivable from related parties	124,879	130,423

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of June 30, 2013 and December 31, 2012.

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	746,390	395,716
US Dollar	602,294	325,340
Euro	2,977	1,867
Other currencies	89,102	46,080
Chilean Pesos	52,017	22,429

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, calling it normal to the line of business, activity or purpose of the operation and financing, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2013 and December 31, 2012:

	06-30-2013	12-31-2012
	ThU.S.$	ThU.S.$
Trades and other current receivables	809,220	825,869
US Dollar	539,127	520,803
Euros	28,498	26,711
Other currencies	116,832	113,856
Chilean Pesos	123,675	163,084
U.F.	1,088	1,415
Accounts receivable from related parties, current	124,879	130,423
US Dollar	118,445	122,315
Other currencies	3,516	1,268
Chilean Pesos	2,918	6,840
Trade and other non-current receivables	5,382	11,877
US Dollar	197	5,204
Chilean Pesos	2,926	3,374
U.F.	2,259	3,299

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	June	December
	2013	2012
	ThU.S.$	ThU.S.$
Financial Assets	1,739,805	1,424,218
Fair value through profit or loss	97,251	240,891
Mutual Funds	43,317	180,558
Hedging Assets	53,934	60,333
Loans and receivables	1,642,554	1,183,327

FINANCIAL LIABILITIES

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

		2013	2012	2013	2012
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,131,700	4,899,873	5,356,221	5,138,212
Bonds Issued	U.S. Dollar	2,489,520	2,487,236	2,627,300	2,712,585
Bonds Issued	U.F.	873,490	930,607	894,648	949,141
Bank borrowings	U.S. Dollar	1,045,992	835,463	1,107,341	835,771
Bank borrowings	Other currencies	125,377	86,246	129,611	80,394
Government Loans	U.S. Dollar	4,445	4,910	4,445	4,910
Financial Leasing	Other currencies	86,103	54,636	86,103	54,636
Financial Leasing	Chilean Pesos	1,268	1,222	1,268	1,222
Financial Leasing	U.S. Dollar	130	194	130	194
Trades and Other Payables	U.S. Dollar	128,968	119,458	128,968	119,458
Trades and Other Payables	Euro	6,544	9,114	6,544	9,114
Trades and Other Payables	Other currencies	72,005	69,867	72,005	69,867
Trades and Other Payables	Chilean Pesos	286,073	289,190	286,073	289,190
Trades and Other Payables	U.F.	2,349	2,562	2,349	2,562
Related party payables	U.S. Dollar	2,219	1,474	2,219	1,474
Related party payables	Chilean Pesos	7,217	7,694	7,217	7,694

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of June 30, 2013 and December 31, 2012 are as follows:

		June 2013
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Other financial liabilities	853,145	3,773,180	4,626,325
Trade and other payables	495,939	—	495,939
Accounts payable to related Parties	9,436	—	9,436
Total Financial Liabilities Measured at Amortized Cost	1,358,520	3,773,180	5,131,700

		December 2012
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Other financial liabilities	806,899	3,593,614	4,400,513
Trade and other payables	490,191	—	490,191
Accounts payable to related Parties	9,168	—	9,168
Total Financial Liabilities Measured at Amortized Cost	1,306,258	3,593,614	4,899,872

Financial Liabilities Measured at Fair Value

As of the closing date of the financial statements, Arauco held a cross currency swap as a financial liability measures at fair value through profit or loss. This liability incurred a net decrease of 70%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

	Fair value
	June	December
	2013	2012	Period
	ThU.S.$	ThU.S.$	Variation
Financial liablities measured at fai value through profit or loss	325	1,070	-70%
Swap	325	1,070	-70%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

	June	December
	2013	2012
Financial Liabilities	ThU.S.$	ThU.S.$
Total Financial Liabilities	5,144,264	4,914,282
Financial liabilities at fair value trhough profit or loss (held for trading)	325	1,070
Hedging Liabilities	12,239	13,339
Financial Liabilities Measured at Amortized Cost	5,131,700	4,899,873

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - June		April - June
	2013	2012	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(45,110)	(25,914)	—	—
Fair value gains (losses) arising during the year	(5,945)	24,787	(24,189)	(23,946)
Exchange differences of bonds hedged	40,646	(30,859)	54,982	41,367
Finance costs	3,243	2,635	1,947	(3,307)
Settlements during the period	(2,070)	(2,865)	274	3,603
Deffered taxes	(7,175)	1,522	(6,603)	(3,301)
Closing balance	(16,411)	(30,694)	26,411	14,416

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	06-30-2013 ThU.S.$	06-30-2012 ThU.S.$	06-30-2013 ThU.S.$	06-30-2012 ThU.S.$
Assets
Financial assets measure at fair value througth profit or loss	Swap	745	1,438
	Forward	2,297	(4,332)
	Mutual Funds	518	256
	Total	3,560	(2,638)	—	—

Loans and Receivables	Fix terms deposits	3,588	4,465
	Repurchased agreements	673	387
	Trades and Other receivables	—	—	1,339	1,416
	Total	4,261	4,852	1,339	1,416

Hedges Instruments	Cash flow swap	(2,070)	(2,635)
	Total	(2,070)	(2,635)

Liabilities
At amortized cost	Bank loans	(10,899)	(5,773)
	Bond issued obligations	(90,194)	(81,185)
	Total	(101,093)	(86,958)	—	—

Fair Value Hierarchy

The assets and liabilities measured at fair value in the consolidated statements of financial position as of June 30, 2013, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

		Fair value hierarchy levels
	Fair Value
Thousands of dollars	June 2013	Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	53,934	—	53,934	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	43,317	43,317	—	—
Financial liabilities measured at fair value
Hedging instruments	12,564	—	12,564	—
Foreign exchange forwards	—	—	—	—

To value Level II instruments, in this particular case the swap, since the cross currency swap have 2 components, which are future flows in UF and future flows in dollars, what should be done is to calculate the present value of these flows. To bring the future cash flows up to date, must take 2 curves of discount must be considered, which are the zero coupon curve UF and zero coupon curve dollar. In both cases bloomberg terminal is used as an information source.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	06/30/2013 (ThU.S.$)	12/31/2012 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0 times	Debt to equity ratio(1) equal to or less than 1.2 times	Debt to total assets ratio(2) equal to or less than 0.75 times	Debt to total assets ratio(2) equal to or less than 0.75 times
Domestic Bonds	873,490	930,607	N/R	✓	N/R	N/R
Forestal Río Grande S.A. Loan	17,359	34,725	✓(3)	N/R	✓(3)	✓(3)
Bilateral BBVA Bank Loan	90,241	168,379	✓	✓	N/R	N/R
Bilateral Scotiabank Loan	199,013	198,650	✓	✓	N/R	N/R
Other Loans	423,911	371,291	No Financial Covenants Required
Foreign Bonds	2,489,520	2,487,236	No Financial Covenants Required
Commited Line	0	0	✓		✓	N/R
Flakeboard credit with Arauco warranty	148,864	153,574	✓		✓	N/R
Syndicated loan	296,426	0	✓		✓	N/R

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required to the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of June 30, 2013 and December 31, 2012, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of June 30, 2013, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2013 and December 31, 2012 is as follows:

Thousands of dollars	06-30-2013	12-31-2012
Equity	7,037,170	6,965,759
Bank borrowings	1,171,369	926,619
Financial leasing	87,501	56,052
Bonds issued	3,363,010	3,417,843

Capital	11,659,050	11,366,273

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations subscribed to by counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 04, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its. Domestic credit sales with Euler Hermes Insurance Company and beginning on December 1, 2012, insurance policies all credit sales in the Arauco Group are insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoice with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantees is established in the Arauco’s Guarantee Policy, which has the purpose to control the accounting, maturity and valuation of such guarantees.

As of June 30, 2013, the total amount of guarantees given was U.S.$ 147 millions, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	67,421,323.79	45.9%
-Certificate of deposit	9%
-Standby L/C	36%
-Promissory notes	47%
-Mortgage	5%
-Pledge	2%

Guarantees Creditors	79,428,923.86	54.1%
-Certificate of deposit	45%
-Standby L/C	46%
-Promissory notes	4%
-Mortgage	4%
-Pledge	1%

Total Guarantees	146.850.247,65	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

During the first six months of 2013, Arauco’s consolidated revenues from sales were ThU.S.$ 2,540,969 out of which 75.70% correspond to credit sales, 18.52% to sales with letters of credit, and 5.77% to other classes of sales.

As of June 30, 2013, to the trade receivables balance was ThU.S.$ 696,028 that according to the agreed term of sales, 73.45% corresponded to credit sales, 23.43% to sales with letters of credit and 3.12% to other classes of sales, distributed among 2,300 customers. The customer with the largest open account outstanding did not exceed 3.72% of total.

Arauco has made no refinancing or renegotiations with its customers.

The receivables covered by credit insurance and collateral were 97.09%, therefore, Arauco’s credit risk exposure of its portfolio is 2.91%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	511,244	100.00%
Secured receivables	496,367	97.09%
Unsecured receivables	14,877	2.91%

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	June	December
	2013	2012
	Th.U.S.$	Th.U.S.$
Current Receivables

Trades receivables	696,028	628,455
Financial lease receivables	1,073	1,527
Other Debtors	112,119	195,887
Net subtotal	809,220	825,869

Trades receivables	705,094	641,360
Financial lease receivables	1,073	1,563
Other Debtors	119,692	200,923
Gross subtotal	825,859	843,846

Provision for doubtful trade receivables	9,066	12,905
Provision for doubtful lease receivables	—	36
Provision for doubtful other debtors	7,573	5,036
Subtotal Bad Debt	16,638	17,977

Non Current Receivables

Trades receivables	1,118	6,297
Financial lease receivables	538	1,344
Other Debtors	3,726	4,236
Net Subtotal	5,382	11,877

Trades receivables	1,118	6,297
Financial lease receivables	538	1,344
Other Debtors	3,727	4,236
Gross subtotal	5,383	11,877

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	1	—
Subtotal Bad Debt	1	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of June 30, 2013 and December 2012:

	06-30-2013	12-31-2012
	Th.U.S.$	Th.U.S.$
Opening balance	17,977	24,816
Impairment losses recognized on receivables	143	760
Increase (decrease) of foreign exchange translation	43	88
Reversal of impairment losses	(1,524)	(7,687)
Closing balance	16,639	17,977

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of June 30, 2013, 88.85% is the debt to date, the 9.70% is between 1 and 30 days past due, 0.15% are between 30 and 60 days past due, 0.23% are between 60 and 90 days, 0.003% are between 90 and 120 days, 0.06% are between 120 and 150 days past due, 0.008% are between 150 and 180 days, 0.04% are between 180 and 210 days, 0.0005% are between 210 and 250 days and 0.97% have more than 250 days past due, this being the maximum distribution of credit for Arauco.

June 30, 2013

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	618,428	67,496	1,013	1,594	2	452	6	267	4	6,766	696,028
%	88.85%	9.70%	0.15%	0.23%	0.0003%	0.06%	0.0008%	0.0400%	0.0005%	0.9700%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	-15	260	0	-10	29	-4,275	-159	-32	-91	-12,345	-16,638
%	0.09%	-1.56%	0.00%	0.06%	-0.1766%	25.69%	0.9578%	0.19%	0.5475%	74.20%	100.00%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	552,319	62,884	3,417	1,421	187	0	462	0	0	7,765	628,455
%	87.89%	10.01%	0.54%	0.23%	0.03%	0.00%	0.07%	0.00%	0.00%	1.23%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	-643	22	-17	-98	1,096	-23	-64	92	48	-18,390	-17,977
%	3.58%	-0.12%	0.10%	0.55%	-6.0972%	0.13%	0.3586%	-0.51%	-0.2674%	102.28%	100.00%

Arauco has recognized impairment losses on trade receivables for a total of US$8,79 million over the last five years which represents 0.049% of total revenues from sales during that five-year period.

Impairment losses of trade receivables as a percentage of total revenues from sales
	2013	2012	2011	2010	2009	Last 5 years
Percentage of impairment losses	0.021%	0.010%	0.15%	0.01%	0.03%	0.049%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2013 was ThU.S.$866.41, which represents 44,95% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In December 2012, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2012 and 2011. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

June 30, 2013:

	Maturity							Total
	0 to 1	1 to 3	3 to 12	1 to 3	3 to 5	5 to 7	More than 7		Non
Name - country	month	months	months	Years	Years	Years	years	Current	Current	Type of	Effective	Nominal
banks loans	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Amortization	Rate %	Rate
Banco Alfa - Brasil	4	102	0	10	0	0	0	106	10	Monthly	6.80%	6.80%
Banco Alfa - Brasil	51	0	0	0	0	0	0	51	0	Monthly	6.20%	6.20%
Banco BBVA - Estados Unidos	0	15,241	15,000	60,850	0	0	0	30,241	60,850	(i) semmiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
Bancoestado NY	0	18,145	0	36,000	0	0	0	18,145	36,000	(i) semmiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
Banco HSBC- Brasil	45	0	0	70	0	0	0	45	70	maturity	5.50%	5.50%
Banco HSBC- Brasil	0	131	0	14,781	0	0	0	131	14,781	maturity	8.00%	8.00%
Banco HSBC- Brasil	0	3,250	0	0	0	0	0	3,250	0	maturity	5.50%	5.50%
Banco HSBC- Brasil	0	0	1,373	0	0	0	0	1,373	0	maturity	5.50%	5.50%
Banco Santander	0	2,735	0	0	0	0	0	2,735	0	maturity	5.50%	5.50%
Banco Bradesco	146	0	0	204	0	0	0	146	204	maturity	5.50%	5.50%
Banco do Brasil - Brasil	168	0	0	88	464	0	0	168	552	maturity	8.70%	8.70%
Banco do Brasil - Brasil	0	8,064	0	0	0	0	0	8,064	0	maturity	5.50%	5.50%
Banco Votorantim - Brasil	54	0	0	658	431	3,007	0	54	4,096	Monthly	8.80%	8.80%
Banco Votorantim - Brasil	60	0	0	140	13	0	0	60	153	maturity	8.70%	8.70%
Banco Votorantim - Brasil	0	0	56	31	257	0	0	56	288	maturity	5.50%	5.50%
Banco ABC	0	0	10	90	0	0	0	10	90	maturity	2.50%	2.50%
Banco Votorantim - Brasil	6	0	0	27	14	403	0	6	444	maturity	3.30%	3.30%
Banco Itau -Brasil	57	0	0	65	0	0	0	57	65	maturity	4.50%	4.50%
Banco Itau -Brasil	31	0	0	57	0	0	0	31	57	maturity	5.50%	5.50%
Banco Itau -Brasil	236	0	0	569	52	0	0	236	621	maturity	8.70%	8.70%
Banco Itau -Brasil	69	0	0	165	15	0	0	69	180	maturity	8.70%	8.70%
Banco Itau -Brasil	3,714	0	0	0	0	0	0	3,714	0	maturity	5.50%	5.50%
Banco Santander	0	199	0	24,636	0	0	0	199	24,636	maturity	8.00%	8.00%
Banco Itau -Brasil	258	0	0	402	0	0	0	258	402	maturity	4.50%	4.50%
Bndes Subcrédito A-E-I	0	26	0	1,626	1,626	2,032	1,626	26	6,910	maturity	7.91%	7.91%
Bndes Subcrédito B-F-J	0	18	0	1,099	1,099	1,373	1,099	18	4,670	maturity	8.91%	8.91%
Bndes Subcrédito C-G-K	61	0	0	1,385	1,385	1,732	1,385	61	5,887	maturity	6.54%	6.54%
Bndes Subcrédito D-H-L	0	20	0	521	521	781	521	20	2,344	maturity	10.11%	10.11%
Scotiabank- Chile	0	0	175	205,944	0	0	0	175	205,944	maturity	1.66%	1.66%
Scotiabank- Chile	20,002	0	0	0	0	0	0	20,002	0	maturity	0.12%	0.12%
Santander- Chile	0	15,001	0	0	0	0	0	15,001	0	maturity	0.19%	0.19%
Santander- Chile	0	0	36	303,755	0	0	0	36	303,755	maturity	1.42%	1.42%
Santander- Chile	0	50,046	0	0	0	0	0	50,046	0	maturity	0.48%	0.48%
Banco del Estado	0	0	50,005	0	0	0	0	50,005	0	maturity	0.43%	0.43%
Banco del Estado	0	20,001	0	0	0	0	0	20,001	0	maturity	0.29%	0.29%
Banco Itaú	30,017	0	0	0	0	0	0	30,017	0	maturity	0.29%	0.29%
Banco del estado	0	50,040	0	0	0	0	0	50,040	0	maturity	0.44%	0.44%
Banco BBVA - Argentina	0	0	3,772	0	0	0	0	3,772	0	maturity	18.50%	18.50%
Banco BBVA - Argentina	0	0	5,664	0	0	0	0	5,664	0	maturity	19.90%	19.90%
Banco BBVA - Argentina	0	0	5,657	0	0	0	0	5,657	0	maturity	18.25%	18.25%
Banco Santander	0	0	5,866	0	0	0	0	5,866	0	maturity	20.25%	20.25%
Banco BBVA - Argentina	0	0	7,515	0	0	0	0	7,515	0	maturity	19.40%	19.40%
Banco Galicia- Argentina	0	110	7,424	0	0	0	0	7,534	0	maturity	20.75%	20.75%
Banco Macro- Argentina	0	0	1,967	0	0	0	0	1,967	0	maturity	18.25%	18.25%
Fundo de Desenvolvimiento Econom. - Brasil	62	0	0	0	155	0	0	62	155	Monthly	0.00%	0.00%
J.P.Morgan - Estados Unidos	8,788	0	8,571	0	0	0	0	17,359	0	Quaterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%
Banco Bradesco	0	0	3,725	0	0	0	0	3,725	0	maturity	5.50%	5.50%
Banco Itau - Brasil	0	13	0	0	52	0	0	13	52	maturity	2.50%	2.50%
J.P.Morgan - Estados Unidos	0	0	439	64,694	91,828	0	0	439	156,522	maturity	L +1,35%	L +1,35%

Total banks loans	63,829	183,142	117,255	717,867	97,912	9,328	4,631	364,226	829,738

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	14,942	7,473	0	0	0	14,942	7,473	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,211	0	0	0	303,169	2,211	303,169	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	89,861	672	0	0	0	0	0	90,533	0	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,421	0	0	0	0	225,132	2,421	225,132	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,116	0	0	0	226,493	1,116	226,493	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	267,964	0	0	0	1,004	267,964	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	0	0	495,307	0	15,205	495,307	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	0	124,713	0	0	2,734	124,713	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	307,303	0	0	0	0	0	0	307,303	0	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	368,903	0	0	0	4,047	368,903	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	0	8,889	0	0	0	0	394,067	8,889	394,067	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	0	0	0	488,169	11,215	488,169	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	423,584	14,716	23,320	644,340	124,713	495,307	1,637,030	461,620	2,901,390

	Maturity							Total
Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
Business New Brunswick	0	0	0	3,932	0	0	0	0	3,932	maturity	4.70%	4.70%
Fednor (industry Canada)	0	0	66	32	0	0	0	66	32	maturity	0.00%	0.00%
SSM EDC	0	0	272	143	0	0	0	272	143	maturity	1.50%	1.50%

Total	0	0	338	4,107	0	0	0	338	4,107

	Vencimientos							Total
Name - Loan Creditor Country	0 to 1 month MUS$	1 to 3 months MUS$	3 to 12 months MUS$	1 to 3 Years MUS$	3 to 5 Years MUS$	5 to 7 Years MUS$	More than 7 years MUS$	Current MUS$	Non Current MUS$	Type of Amortization	Effective Rate	Nominal Rate
Banco Santander	179	323	3,141	3,557	297	0	0	3,643	3,854	Monthly	—	—
Banco Santander	198	396	1,781	4,748	3,776	0	0	2,375	8,524	Monthly	—	—
Banco Santander	9	18	82	219	183	0	0	109	402	Monthly	—	—
Banco de Chile	66	132	818	1,579	1,063	0	0	1,016	2,642	Monthly	—	—
Banco de Chile	78	157	704	1,878	1,285	0	0	939	3,163	Monthly	—	—
Banco de Chile	698	1,396	6,360	12,478	2,407	0	0	8,454	14,885	Monthly	—	—
Banco BBVA	105	210	945	1,962	748	0	0	1,260	2,710	Monthly	—	—
Banco Santander	253	492	2,373	5,743	4,013	0	0	3,118	9,756	Monthly	—	—
Banco Santander	41	82	331	585	34	0	0	454	619	Monthly	—	—
Banco Santander	423	846	3,760	9,505	3,647	0	0	5,029	13,152	Monthly	—	—
Banco de Chile	2	3	15	41	10	0	0	20	51	Monthly	—	—
Banco de Chile	5	11	49	130	124	0	0	65	254	Monthly	—	—
Automotive Leases	2	2	20	41	0	0	0	24	41	Monthly

Total Financial Lease	2,059	4,068	20,379	42,466	17,587	0	0	26,506	60,053

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012:

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans whith banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
-	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	0	0	72	0	0	0	116	72	Monthly	7.00%	7.00%
-	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	0	0	0	0	0	0	121	0	Monthly	6.70%	6.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,379	24,000	97,187	24,169	0	0	48,379	121,355	Semmiannual; (k) semiannually from	Libor 6 months + 0,2%	Libor 6 months + 0,2%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	48	0	0	111	0	0	0	48	111	maturity	5.50%	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	0	0	3,432	0	0	0	0	3,432	0	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	0	0	288	0	0	0	158	288	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	0	0	0	435	0	0	292	435	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	0	0	0	0	0	0	4,270	0	Monthly	5.50%	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	0	0	722	646	3,472	0	63	4,840	maturity	9.30%	9.30%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	0	0	0	0	0	0	86	0	Monthly	6.60%	6.60%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	157	0	0	66	157	maturity	8.70%	8.70%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	0	0	403	0	6	403	Monthly	3.30%	3.30%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	62	0	0	98	0	0	0	62	98	maturity	4.50%	4.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	34	0	0	0	75	0	0	34	75	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	256	0	0	0	634	0	0	256	634	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	74	0	0	0	184	0	0	74	184	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	0	2,446	0	0	0	0	0	2,446	0	maturity	5.50%	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	256	0	0	0	452	0	0	256	452	maturity	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	32	0	1,131	1,131	1,131	11,824	32	15,216	maturity	8.41%	8.41%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	21	0	759	759	759	7,215	21	9,492	maturity	9.41%	9.41%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	0	0	385	385	385	5,037	60	6,193	maturity	6.47%	6.47%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	26	0	951	951	951	8,178	26	11,031	maturity	10.61%	10.61%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	0	198	202,671	0	0	0	198	202,671	maturity	1.59%	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	15,007	0	0	0	0	0	15,007	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	35,015	0	0	0	0	0	35,015	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	50,054	0	0	0	0	0	50,054	0	maturity	0.46%	0.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	30,010	0	0	0	0	0	30,010	0	maturity	0.49%	0.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	0	0	0	0	0	0	100,093	0	maturity	0.48%	0.48%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	0	50,035	0	0	0	0	0	50,035	0	maturity	0.71%	0.71%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	0	6,100	0	0	0	0	6,208	0	maturity	19.90%	19.90%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	0	6,100	0	0	0	0	6,200	0	maturity	18.25%	18.25%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	0	0	0	0	0	4,136	0	maturity	19.00%	19.00%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	0	104	0	8,960	0	0	0	104	8,960	maturity	19.40%	19.40%
-	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	8,254	0	0	0	0	0	0	8,254	0	maturity	16.60%	16.60%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	122	8,133	0	0	0	0	0	8,255	0	Monthly	16.50%	16.50%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	67	4,067	0	0	0	0	0	4,134	0	Quarterly	19.25%	19.25%
-	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	193	0	0	67	193	maturity	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	0	25,713	0	0	0	0	34,725	0	maturity	Libor 3 months + 0,375%	Libor 3 months + 0,375%
-	Arauco Canada Panels ULC	U.S. Dollar	J.P.Morgan - Estados Unidos	0	0	472	0	148,192	0	0	472	148,192	maturity	L +6,5%	L +6,5%
-	Arauco Canada Panels ULC	U.S. Dollar	Business New Brunswick	0	0	0	4,072	0	0	0	0	4,072	maturity	4.70%	4.70%
-	Arauco Canada Panels ULC	U.S. Dollar	Fednor (industry Canada)	0	0	69	69	0	0	0	69	69	maturity	0.00%	0.00%
-	Arauco Canada Panels ULC	U.S. Dollar	SSM EDC	0	0	270	430	0	0	0	270	430	maturity	1.50%	1.50%

			Total Bank Loans	123,860	223,396	66,354	317,906	178,363	7,101	32,254	413,610	535,623

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,844	16,182	0	0	0	15,844	16,182	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,336	28,020	28,021	27,702	387,369	2,336	471,112	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	710	0	95,875	0	0	0	710	95,875	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,557	0	21,480	21,480	21,480	248,505	2,557	312,945	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,205	18,849	18,849	18,849	307,494	1,205	364,041	(i) semiannual; (k) Maturity	3.96%	3.96%
-	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	293,522	0	0	1,004	327,947	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	567,423	0	15,205	712,423	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	143,429	0	0	2,734	162,179	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	299,751	0	0	0	0	307,054	0	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	399,822	0	0	0	4,047	399,822	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	423,664	8,889	543,664	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	546,891	11,215	689,391	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	42,612	6,001	324,187	793,403	665,301	722,954	1,913,923	372,800	4,095,581

				Maturity							Total
Tax ID	Name	Currency	Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	0	0	4,858	5,402	Monthly	-–	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	818	0	0	0	0	818	0	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	0	0	526	849	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	0	0	9,407	18,134	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	0	0	965	1,599	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	0	0	539	1,029	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	0	0	2,808	7,702	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	0	0	22	64	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	0	0	0	29	55	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	0	0	0	123	46	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	0	0	112	282	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	0	0	155	334	Monthly	—	—
-	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	0	0	127	67	0	0	0	127	67

			Total	1,302	2,607	16,580	26,495	9,068	0	0	20,489	35,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$88 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2013, the total assets pledged as an indirect guarantee were ThU.S.$897. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a jointly and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	395	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	153	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	433	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	-	US Dollar	69,197	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	US Dollar	3,159	Banco HSBC Bank Brasil S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	US Dollar	1,354	Banco HSBC Bank Brasil S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	106	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	US Dollar	2,708	Banco Santander S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	482	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	427	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	634	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	240	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	579	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	199	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	256	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	139	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,318	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	668	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	296	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	577	Banco ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	3,708	Banco Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee Letter	-	Chilean Pesos	893	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	-	Chilean Pesos	223	Minera Spence S.A
		Total		88,144

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	-	US Dollar	626,940	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	US Dollar	270,000	Alto Paraná (bondholders – 144A)
		Total		896,940

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 0.89% (equivalent to ThU.S.$ +/-4,404), and +/- 0.04% of assets (equivalent to ThU.S.$ +/-2,642) and EBITDA practically not be affected.

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	June	December
	2013	2012
Bonds Issued in UF (P Series) (*)	3,000,000	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real real would mean a variation on the net income after tax +/- 0.11% (equivalent to ThU.S.$518) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$524).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2013, 17.7% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.01% (equivalent to ThU.S.$60) and +/- 0.00% (equivalent to ThU.S.$+/- 36) on equity.

Thousands of dollars	June 2013	Total

Fixed rate	3,808,576	82.3%
Bonds issued	3,363,010
Bank borrowings (*)	353,619
Financial leasing	87,502
Variable rate	817,750	17.7%
Bonds issued	—
Loans with Banks	817,750
Total	4,626,326	100.0%

Thousands of dollars	December 2012	Total
Fixed rate	3,853,494	87.6%
Bonds issued	3,417,843
Bank borrowings (*)	379,599
Financial leasing	56,052
Variable rate	547,020	12.4%
Bonds issued	—
Loans with Banks	547,020
Total	4,400,514	100.0%

(*)	Includes variable rate bank borrowings swapped to a fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2013, revenue due to pulp sales accounted for 39.7% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 8.6% (equivalent to ThU.S.$106 ), on the income after tax and +/- 14.5% (equivalent to ThU.S.$83) and +/- 0.7% (equivalent to U.S.$50 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 36 countries.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 922 thousand hectares are used for plantations, 382 thousand hectares for native forests, 147 thousand hectares for other uses and 72 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco jointly owns a plantation forestry of 110 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under line item “Investment in associates accounted for the equity method” (see Note 15 and 16).

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Period ended June 30, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,091,476	394,862	73,392	964,784	16,455	0	2,540,969	0	2,540,969
Revenues from transactions with other operating segments	26,132	18	528,099	8,477	15,265	0	577,991	(577,991)	0

Finance income	0	0	0	0	0	12,092	12,092	0	12,092
Finance costs	0	0	0	0	0	(113,493)	(113,493)	0	(113,493)
Net finance costs	0	0	0	0	0	(101,401)	(101,401)	0	(101,401)

Depreciation and amortizations	79,192	10,500	4,876	42,939	1,991	4,036	143,534	0	143,534
Sum of significant income accounts	6	0	153,925	0	0	0	153,931	0	153,931
Sum of significant expense accounts	0	7,880	121	15,639	0	0	23,640	0	23,640

Profit (loss) of each reportable segment	221,726	54,489	83,296	90,980	2,744	(197,207)	256,028	0	256,028

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(727)	(727)	0	(727)
Joint ventures	(6,829)	0	18,056	(517)	0	320	11,030	0	11,030

Income tax expense	0	0	0	0	0	(54,631)	(54,631)	0	(54,631)

Geographical information on revenues
Revenue – Chilean entities	980,430	355,600	41,019	371,314	91	0	1,748,454	0	1,748,454
Revenue – Foreign entities	111,046	39,262	32,373	593,470	16,364	0	792,515	0	792,515
Total Ordinary Income	1,091,476	394,862	73,392	964,784	16,455	0	2,540,969	0	2,540,969

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Period ended June 30, 2013	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	54,877	5,336	76,657	99,875	578	526	237,849	0	237,849
Acquisition and contribution of investments in associates and joint venture	22,563	0	0	0	0	0	22,563	0	22,563

Segment Cash Flows
Cash Flows from (used in) Operating Activities	188,754	33,794	67,823	93,986	2,549	(919)	385,987	0	385,987
Cash flows (used in) investing activities	(76,605)	(4,694)	(50,792)	(111,527)	(578)	33,762	(210,434)	0	(210,434)
Cash flows from (used in) Financing Activities	0	0	(33,973)	45,951	0	176,234	188,212	0	188,212
Net increase (decrease) in Cash and Cash Equivalents	112,149	29,100	(16,942)	28,410	1,971	209,077	363,765	0	363,765

(*) Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Period ended June 30, 2013	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	4,292,820	628,067	5,545,933	2,081,775	48,975	1,301,478	13,899,048	(29,078)	13,869,970
Investments accounted through equity method
Associates	0	0	193,229	4,733	0	131,759	329,721	0	329,721
Joint Ventures	357,507	0	344,610	0	0	22,173	724,290	0	724,290
Segment liabilities	267,706	62,426	148,471	271,606	12,223	6,070,368	6,832,800	0	6,832,800

Geographical information on non-current assets (**)
Chile	2,698,478	309,448	3,618,716	517,800	6	251,679	7,396,127	924	7,397,051
Foreign countries	833,637	21,177	1,394,885	992,376	29,717	119,537	3,391,329	0	3,391,329
Non-current assets, Total	3,532,115	330,625	5,013,601	1,510,176	29,723	371,216	10,787,456	924	10,788,380

(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Period ended June 30, 2012	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from external customers	982,283	364,626	79,690	604,222	16,341	0	2,047,162	0	2,047,162
Revenues from transactions with other operating segments	20,881	9	487,985	6,140	15,422	0	530,437	(530,437)	0

Finance income	0	0	0	0	0	8,900	8,900	0	8,900
Finance costs	0	0	0	0	0	(103,388)	(103,388)	0	(103,388)
Net finance costs	0	0	0	0	0	(94,488)	(94,488)	0	(94,488)

Depreciation and amortizations	72,522	10,154	5,510	24,093	2,067	1,354	115,700	0	115,700
Sum of significant income accounts	0	0	43,890	0	0	0	43,890	0	43,890
Sum of significant expense accounts	0	4,855	2,583	14,430	0	0	21,868	0	21,868

Profit (loss) of each reportable segment	182,716	34,055	9,345	72,126	(1,303)	(181,425)	115,514	0	115,514

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	7,301	(8)	0	2,421	9,714	0	9,714
Joint ventures	(7,623)	0	(11,382)	0	0	714	(18,291)	0	(18,291)

Income tax expense	0	0	0	0	0	(13,411)	(13,411)	0	(13,411)

Geographical information on revenues
Revenue – Chilean entities	876,280	338,365	50,109	293,968	383	0	1,559,105	0	1,559,105
Revenue – Foreign entities	106,003	26,261	29,581	310,254	15,958	0	488,057	0	488,057
Total Ordinary Income	982,283	364,626	79,690	604,222	16,341	0	2,047,162	0	2,047,162

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Period ended June 30, 2012	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	80,613	30,645	74,798	140,348	1,365	425	328,194	0	328,194
Acquisition and contribution of investments in associates and joint venture	79,390	0	822	66,624	0	13,490	160,326	0	160,326

Segment Cash Flows
Cash Flows from (used in) Operating Activities	(60,189)	37,913	88,072	125,206	379	2,613	193,994	0	193,994
Cash flows (used in) investing activities	90,600	(30,645)	(63,564)	(74,393)	(1,365)	(426,270)	(505,637)	0	(505,637)
Cash flows from (used in) Financing Activities	0	0	(26,393)	0	0	492,694	466,301	0	466,301
Net increase (decrease) in Cash and Cash Equivalents	30,411	7,268	(1,885)	50,813	(986)	69,037	154,658	0	154,658

(*) Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Year ended December 31, 2012	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	4,292,121	648,727	5,495,698	2,081,583	49,337	1,006,303	13,573,769	(22,583)	13,551,186
Investments accounted through equity method
Associates	0	0	211,881	5,645	0	141,591	359,117	0	359,117
Joint Ventures	339,483	0	326,553	0	0	23,310	689,346	0	689,346
Segment liabilities	187,403	74,458	150,801	273,945	13,409	5,885,411	6,585,427	0	6,585,427

Geographical information on non-current assets (**)
Chile	2,695,193	340,135	3,573,964	469,836	15	273,874	7,353,017	1,048	7,354,065
Foreign countries	834,659	21,228	1,434,819	1,042,327	29,412	135,708	3,498,153	0	3,498,153
Non-current assets, Total	3,529,852	361,363	5,008,783	1,512,163	29,427	409,582	10,851,170	1,048	10,852,218

(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Quarter April-June 2013	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from external customers	590,679	208,040	35,750	514,887	9,309	0	1,358,665	0	1,358,665
Revenues from transactions with other operating segments	13,544	0	267,229	2,445	8,391	0	291,609	(291,609)	0

Finance income	0	0	0	0	0	6,566	6,566	0	6,566
Finance costs	0	0	0	0	0	(57,536)	(57,536)	0	(57,536)
Net finance costs	0	0	0	0	0	(50,970)	(50,970)	0	(50,970)

Depreciation and amortizations	40,195	5,432	2,234	21,847	995	3,330	74,033	0	74,033
Sum of significant income accounts	6	0	77,087	0	0	0	77,093	0	77,093
Sum of significant expense accounts	0	0	49	0	0	0	49	0	49

Profit (loss) of each reportable segment	140,237	35,895	35,132	54,818	1,733	(105,302)	162,513	0	162,513

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(2,120)	(2,120)	0	(2,120)
Joint ventures	(5,077)	0	13,513	(142)	0	(156)	8,138	0	8,138

Income tax expense	0	0	0	0	0	(39,007)	(39,007)	0	(39,007)

Geographical information on revenues
Revenue – Chilean entities	532,348	186,686	19,222	188,754	45	0	927,055	0	927,055
Revenue – Foreign entities	58,331	21,354	16,528	326,133	9,264	0	431,610	0	431,610
Total Ordinary Income	590,679	208,040	35,750	514,887	9,309	0	1,358,665	0	1,358,665

Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	27,118	3,308	34,522	57,389	241	319	122,897	0	122,897
Acquisition and contribution of investments in associates and joint venture	9,311	0	0	0	0	0	9,311	0	9,311

Segment Cash Flows
Cash Flows from (used in) Operating Activities	88,982	37,060	50,279	39,609	1,389	(907)	216,412	0	216,412
Cash flows (used in) investing activities	(36,396)	(3,050)	(25,897)	(69,070)	(241)	35,758	(98,896)	0	(98,896)
Cash flows from (used in) Financing Activities	0	0	(21,591)	2,978	0	265,136	246,523	0	246,523
Net increase (decrease) in Cash and Cash Equivalents	52,586	34,010	2,791	(26,483)	1,148	299,987	364,039	0	364,039

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Quarter April-June 2012	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S .$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from external customers	507,638	175,782	45,715	299,726	7,872	0	1,036,733	0	1,036,733
Revenues from transactions with other operating segments	10,592	7	245,736	2,839	7,823	0	266,997	(266,997)	0

Finance income	0	0	0	0	0	4,366	4,366	0	4,366
Finance costs	0	0	0	0	0	(45,306)	(45,306)	0	(45,306)
Net finance costs	0	0	0	0	0	(40,940)	(40,940)	0	(40,940)

Depreciation and amortizations	36,545	4,563	2,871	12,686	894	574	58,133	0	58,133
Sum of significant income accounts	0	0	0	0	0	0	0	0	0
Sum of significant expense accounts	0	0	0	0	0	0	0	0	0

Profit (loss) of each reportable segment	93,852	19,183	(5,707)	58,838	595	(103,309)	63,452	0	63,452

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	7,823	(8)	0	807	8,622	0	8,622
Joint ventures	(7,750)	0	(8,955)	0	0	(65)	(16,770)	0	(16,770)

Income tax expense	0	0	0	0	0	(4,083)	(4,083)	0	(4,083)

Geographical information on revenues
Revenue – Chilean entities	452,112	160,293	30,990	144,892	196	0	788,483	0	788,483
Revenue – Foreign entities	55,526	15,489	14,725	154,834	7,676	0	248,250	0	248,250
Total Ordinary Income	507,638	175,782	45,715	299,726	7,872	0	1,036,733	0	1,036,733

Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	39,053	16,089	30,446	56,469	1,335	172	143,564	0	143,564
Acquisition and contribution of investments in associates and joint venture	55,725	0	822	3,713	0	0	60,260	0	60,260

Segment Cash Flows
Cash Flows from (used in) Operating Activities	(67,974)	27,225	38,571	80,554	189	2,642	81,207	0	81,207
Cash flows (used in) investing activities	155,815	(16,089)	(25,902)	135,023	(1,335)	(448,243)	(200,731)	0	(200,731)
Cash flows from (used in) Financing Activities	0	0	(30,475)	4,679	0	82,245	56,449	0	56,449
Net increase (decrease) in Cash and Cash Equivalents	87,841	11,136	(17,806)	220,256	(1,146)	(363,356)	(63,075)	0	(63,075)

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	06-30-2013	12-31-2012
Current non-financial assets	ThU.S.$	ThU.S.$
Current roads to amortize	76,275	69,441
Prepayment to amortize (insurance and others)	25,685	29,591
Recoverable taxes (Relating to purchases)	86,959	100,360
Other current non financial assets	4,733	8,497
Total	193,652	207,889

	06-30-2013	12-31-2012
Non current non-financial assets	ThU.S.$	ThU.S.$
Non Current roads to amortize	107,674	103,026
Guarantee values	664	737
Recoverable taxes (Relating to purchases)	7,391	12,457
Other non current non financial assets	9,461	9,034
Total	125,190	125,254

	06-30-2013	12-31-2012
Current non financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	86,484	47,259
ICMS tax payable	29,603	25,818
Other tax payable	17,411	13,295
Other Current non financial liablilities	7,907	5,858
Total	141,405	92,230

(1) Provision includes a minimum dividend of subsidiary minority.

	06-30-2013	12-31-2012
Non current non financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	80,647	100,589
Other non current non financial liablilities	2,870	815
Total	83,517	101,404

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of June 30, 2013 and 2012 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 06-30-2013	254,193
Adjustments:
Biological Assets
Unrealized gains/losses	(158,686)
Realized gains/losses	131,087
Deferred income taxes	4,701
Total adjustments	(22,898)
Distributable Net Income at 06-3-2013	231,295

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 06-30-2012	113,481
Adjustments
Biological Assets
Unrealized	(77,430)
Realized	98,054
Deferred income taxes	(7,574)
Total Biological Assets (net)	13,050
Negative goodwill	(25,148)
Total adjustments	(12,098)
Distributable Net Income at 06-3-2012	101,383

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of June 30, 2013 in the amount of ThU.S.$141,405, represents a total of ThU.S.$133,290, which corresponds to the provision of minimum dividend recorded for the period 2013.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-June		April-June
Earnings (losses) per share	2013 ThU.S.$	2012 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	239,237	113,566	150,015	62,141
Weighted average of number of shares	113,152,446	113,152,446	113,152,446	113,152,446
Basic earnings per share (in US$ per share	2.11	1.00	1.33	0.55

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE REPORTING PERIOD

The authorization for the issuance and publication of these Interim Consolidated Financial Statements for the period from January 1 to June 30 2013 was approved by the Board of Directors of Arauco (the “Board”) at the Extraordinary Session No. 491 held on August 13, 2013.

Subsequent to June 30, 2013 and until the date of issuance of these financial statements, there have been no events that could materially affect the presentation of these financial statements.